EXHIBIT 2.1
EXECUTION COPY

AGREEMENT AND PLAN OF MERGER
AMONG
CLOUD ACQUISITION CORPORATION,
CLOUD MERGER CORPORATION
AND
CUMULUS MEDIA INC.
DATED AS OF JULY 23, 2007

-i-

TABLE OF CONTENTS
(continued)

-ii-

-iii-

INDEX OF DEFINED TERMS

Acceptable Confidentiality Agreement	60
Action	44
Additional Consideration Date	61
Additional Per Share Consideration	61
Affiliates	61
Aggregate Merger Consideration	5
Agreement	1
Authorized Preferred Stock	11
BA Capital	1
BACI	1
Book-Entry Shares	4
Business Day	61
Capitalization Date	11
Certificate of Merger	3
Certificates	4
Change of Recommendation	37
Closing	2
Closing Date	2
Code	8
Commission Authorizations	61
Communications Act	15
Company	1
Company Acquisition Proposal	61
Company Benefit Plan	61
Company Charter	1
Company Class A Common Stock	11
Company Class B Common Stock	11
Company Class C Common Stock	11
Company Common Stock	62
Company Disclosure Letter	10
Company Employees	38
Company Expenses	50
Company Material Adverse Effect	10
Company Meeting	37
Company SEC Documents	16
Company Stations	62
Company Stock Option	62
Company Stock Plans	62
Condition Filing Date	40
Confidentiality Agreement	62
Consent Right Holder Consent	2
Contracts	62
Contributing Stockholders	62
control	61
Cooperation Agreement	62
Debt Financing	27

-iv-

INDEX OF DEFINED TERMS
(continued)

Debt Financing Commitment	27
Deferred Shares	62
DGCL	2
Dissenting Shares	5
Dissenting Stockholder	5
Divestiture	63
Divestiture Applications	40
EDGAR	10
Effective Time	3
End Date	51
Environmental Law	63
Equity Financing	27
Equity Financing Commitment	27
Equity Investor	27
Equity Rollover Commitments	1
ERISA	62
ERISA Affiliate	19
ESPP	9
Exchange Act	14
Exchange Fund	6
Excluded Party	63
FCC	15
FCC Applications	40
FCC Filing Date	40
FCC Media Ownership Rules	63
Filed SEC Documents	10
Final Judgment	63
Final Order	63
Financing	27
Financing Commitments	27, 28
FTC	63
GAAP	16
Governing Documents	63
Governmental Authorization	63
Governmental Entity	64
Guarantor	2
Hazardous Material	64
HSR Act	14
Indebtedness	31
Indemnified Party	43
Initial Order	64
Intellectual Property	24
Interim Investors Agreement	64
IRS	19
Knowledge	64

-v-

INDEX OF DEFINED TERMS
(continued)

Law	17
Laws	17
Lien	64
Limited Guarantee	2
Material Contract	23
Merger	1
Merger Approval	25
Merger Consideration	4
Merger Sub	1
Merger Sub Common Stock	4
New Financing Commitments	28
New Plans	38
No-Shop Period Start Date	34
Notice Period	36
Old Plans	39
Option Cash Payment	8
Order	64
Parent	1
Parent Affiliate	56
Parent Disclosure Letter	25
Parent Expenses	55
Parent Material Adverse Effect	65
Parent Termination Fee	54
Paying Agent	5
Pending Applications	18
Per Share Consideration	4
person	65
Person	65
Proxy Statement	21
Real Property	65
Recommendation	14
Renewal Application	41
Renewal Station	41
Representatives	34
Required Financial Information	45
Restricted Share	8
Rollover Share	65
RSUs	12
Sarbanes-Oxley Act	16
Schedule 13E-3	21
SEC	16
SEC Filings	21
Securities Act	14
Series A Preferred Stock	11
Series B Preferred Stock	11

-vi

INDEX OF DEFINED TERMS
(continued)

Share	4
Special Committee	1
SRO	50
Subsidiaries	65
Superior Proposal	66
Surviving Corporation	2
Surviving Corporation Common Stock	4
Tax	66
Tax Return	66
Taxes	66
Termination Date	30
Termination Fee	53
Tolling Agreement	42
Total Option Cash Payments	8
Trust	40
Voting Agreements	2

-vii-

AGREEMENT AND PLAN OF MERGER
     AGREEMENT AND PLAN OF MERGER, dated as of July 23, 2007 (this “Agreement”), among Cloud Acquisition Corporation, a Delaware corporation (“Parent”), Cloud Merger Corporation, a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), and Cumulus Media Inc., a Delaware corporation (the “Company”). Capitalized terms used herein shall have the respective meanings assigned to such terms in the text of this Agreement or in Section 8.16 hereof, and the locations of such definitions are referenced following the table of contents.
WITNESSETH
     WHEREAS, concurrently with the execution and delivery of this Agreement, the Contributing Stockholders are entering into commitment letters, dated as of the date hereof (the “Equity Rollover Commitments”), pursuant to which the Contributing Stockholders have committed to contribute to Parent in the aggregate 5,106,383 shares of Company Class A Common Stock and Company Class C Common Stock in exchange for equity interests in Parent immediately prior to the Effective Time;
     WHEREAS, the parties to this Agreement intend that Merger Sub be merged with and into the Company, with the Company surviving that merger on the terms and subject to the conditions set forth in this Agreement (the “Merger”);
     WHEREAS, the board of directors of the Company, based on the unanimous recommendation of the special committee thereof consisting solely of disinterested directors of the Company (the “Special Committee”), has (i) determined that it is in the best interests of the Company and its stockholders (other than the Contributing Stockholders), and declared it advisable, to enter into this Agreement, (ii) approved the execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby, including the Merger and (iii) resolved to recommend adoption of this Agreement by the stockholders of the Company;
     WHEREAS, the board of directors of each of Parent and Merger Sub have approved this Agreement and declared it advisable for Parent and Merger Sub, respectively, to enter into this Agreement;
     WHEREAS, as of the date hereof, the BA Capital Company, L. P., a Delaware limited partnership (“BA Capital”), owns 840,250 shares of Company Class A Common Stock and 849,275 shares of Company Class B Common Stock, and constitutes the sole Consent Right Holder, as that term is defined in the certificate of incorporation of the Company (the “Company Charter”);
     WHEREAS, as of the date hereof, Banc of America Capital Investors SBIC, L. P., a Delaware limited partnership (“BACI”), owns 821,568 shares of Company Class A Common Stock and 4,959,916 shares of Company Class B Common Stock;
     WHEREAS, concurrently with the execution and delivery of this Agreement, each of the Contributing Stockholders, BA Capital and BACI, have entered into voting agreements (the

“Voting Agreements”) with the Company, copies of which have been provided to Parent, pursuant to which, among other things, each of them has agreed, subject to the terms thereof, to vote the shares of Company stock owned by such stockholder in favor of the adoption of this Agreement and, if this Agreement is terminated in connection therewith, in favor of any Superior Proposal approved by the board of directors of the Company acting through the Special Committee;
     WHEREAS, further pursuant to the Voting Agreement entered into by BA Capital, BA Capital has provided its consent (herein referred to as the “Consent Right Holder Consent”), approving the Merger, and the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated herein as the sole Consent Right Holder, as that term is defined in the Company Charter;
     WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to the Company’s willingness to enter into this Agreement, ML IBK Positions, Inc. (the “Guarantor”) is entering into a limited guarantee (the “Limited Guarantee”) in favor of the Company with respect to certain of Parent’s obligations under this Agreement; and
     WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and the transactions contemplated by this Agreement and also to prescribe certain conditions to the Merger as specified herein.
     NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:
ARTICLE I
THE MERGER
     Section 1.01 The Merger. At the Effective Time, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the applicable provisions of the General Corporation Law of the State of Delaware (the “DGCL”), Merger Sub shall be merged with and into the Company, whereupon the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving company in the Merger (the “Surviving Corporation”) and a wholly owned subsidiary of Parent.
     Section 1.02 Closing. The closing of the Merger (the “Closing”) shall take place at the offices of counsel for Parent in either Atlanta, Georgia or New York, New York, as selected by Parent, at 10:00 a.m., local time, on the fifth (5th) Business Day (the “Closing Date”) following the satisfaction or waiver (to the extent permitted by applicable Law) of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), or such other date or time specified by the parties in writing.
     Section 1.03 Effective Time. On the Closing Date, the Company shall cause the Merger to be consummated by executing, delivering and filing a certificate of merger (the

“Certificate of Merger”) with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL and shall make such other filings or recordings required under the DGCL in connection with the Merger. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware, or at such later date or time as may be agreed by Parent and the Company in writing and specified in the Certificate of Merger in accordance with the DGCL (such time as the Merger becomes effective is referred to herein as the “Effective Time”).
     Section 1.04 Effects of the Merger. The Merger shall have the effects set forth in this Agreement and the applicable provisions of the DGCL.
Section 1.05 Company Charter and By-laws of the Surviving Corporation.
          (a) The Company Charter shall be amended as a result of the Merger so as to read in its entirety in the form attached hereto as Exhibit 1.05(a), and, as so amended, shall be the certificate of incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law, in each case consistent with the obligations set forth in Section 5.08.
          (b) The by-laws of the Company, as in effect as of immediately prior to the Effective Time, shall be amended and restated so as to read in their entirety in the form attached hereto as Exhibit 1.05(b), and, as so amended and restated, shall be the by-laws of the Surviving Corporation until thereafter amended in accordance with the provisions thereof, hereof and of applicable Law, in each case consistent with the obligations set forth in Section 5.08.
     Section 1.06 Directors. The directors of Merger Sub as of immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.
     Section 1.07 Officers. The officers of the Company as of immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.
     Section 1.08 Further Assurances. If at any time after the Effective Time the Surviving Corporation shall consider or be advised that any deeds, bills of sale, assignments or assurances or any other acts or things are necessary, desirable or proper (a) to vest, perfect or confirm, of record or otherwise, in the Surviving Corporation its right, title or interest in, to or under any of the rights, privileges, powers, franchises, properties or assets of either Merger Sub or the Company, or (b) otherwise to carry out the purposes of this Agreement, the Surviving Corporation and its proper officers and directors or their designees shall be authorized to execute and deliver, in the name and on behalf of either or both of Merger Sub and the Company, all such deeds, bills of sale, assignments and assurances and to do, in the name and on behalf of either Merger Sub or the Company, all such other acts and things as may be necessary, desirable or proper to vest, perfect or confirm the Surviving Corporation’s right, title or interest in, to or under any of the rights, privileges, powers, franchises, properties or assets of Merger Sub or the Company and otherwise to carry out the purposes of this Agreement.
ARTICLE II
CONVERSION OF SHARES; EXCHANGE OF CERTIFICATES
     Section 2.01 Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or the holders of any securities of the Company:
          (a) Cancellation of Company Securities. Each share of Company Common Stock held by the Company as treasury stock or otherwise owned by Parent, Merger Sub or any wholly-owned Subsidiary of the Company immediately prior to the Effective Time (including Rollover Shares acquired by Parent immediately prior to the Effective Time pursuant to the Equity Rollover Commitments) shall automatically be cancelled, and shall cease to exist, and no consideration or payment shall be delivered in exchange therefor or in respect therefor.
          (b) Conversion of Company Securities. Except as otherwise provided in this Agreement, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (each a “Share”) (other than shares cancelled pursuant to Section 2.01(a) hereof and Dissenting Shares) shall be converted into the right to receive $11.75 (the “Per Share Consideration”), plus the Additional Per Share Consideration, if any, in cash, without interest (the “Merger Consideration”). Each share of Company Common Stock to be converted into the right to receive the Merger Consideration as provided in this Section 2.01(b) shall automatically be cancelled and shall cease to exist and the holders of certificates (the “Certificates”) or book-entry shares (the “Book-Entry Shares”) which immediately prior to the Effective Time represented such Company Common Stock shall cease to have any rights with respect to such Company Common Stock other than the right to receive, upon surrender of such Certificates or Book-Entry Shares in accordance with Section 2.02 of this Agreement, the Merger Consideration.
          (c) Conversion of Merger Sub Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof, each share of common stock, par value $0.01 per share, of Merger Sub (the “Merger Sub Common Stock”) issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation (the “Surviving Corporation Common Stock”).
          (d) Adjustments. Without limiting the other provisions of this Agreement, if at any time during the period between the date of this Agreement and the Effective Time, any change in the number of outstanding shares of Company Common Stock shall occur as a result of a reclassification, recapitalization, stock split (including a reverse stock split), or combination, exchange or readjustment of shares, or any stock dividend or stock distribution with a record date during such period, the Merger Consideration as provided in Section 2.01(b) shall be equitably adjusted to reflect such change (including, without limitation, to provide holders of shares of Company Common Stock the same economic effect as contemplated by this Agreement prior to such transaction); provided, however, that nothing in this Section 2.01(d) shall be construed to permit the Company to take any action with respect to its securities that is prohibited by the terms of this Agreement.
          (e) Shares of Dissenting Stockholders. Notwithstanding anything in this Agreement to the contrary, any issued and outstanding Shares held by a Person (a “Dissenting Stockholder”) who has not voted in favor of or consented to the adoption of this Agreement and has complied with all the provisions of the DGCL concerning the right of holders of Shares to require appraisal of their Shares (“Dissenting Shares”) shall not be converted into the right to receive the Merger Consideration as described in Section 2.01(b), but shall become the right to receive such consideration as may be determined to be due to such Dissenting Stockholder pursuant to the procedures set forth in Section 262 of the DGCL. If such Dissenting Stockholder withdraws its demand for appraisal or fails to perfect or otherwise loses its right of appraisal, in any case pursuant to the DGCL, its Shares shall be deemed to be converted as of the Effective Time into the right to receive the Merger Consideration for each such Share in accordance with the provisions of this Agreement (it being understood that if such Dissenting Stockholder withdraws its demand for appraisal or fails to perfect or otherwise loses its right of appraisal, in any case pursuant to the DGCL, its Shares shall be deemed to be converted as of the Effective Time into the right to receive the Merger Consideration for each such Share, without interest). At the Effective Time, any holder of Dissenting Shares shall cease to have any rights with respect thereto, except the rights set forth in Section 262 of the DGCL and as provided in the previous sentence. Any payments required to be made with respect to the Dissenting Shares shall be made by the Surviving Corporation (and not by the Company, Parent or Merger Sub). The Company shall give Parent prompt notice of any demands for appraisal of Shares received by the Company, withdrawals of such demands and any other instruments served pursuant to Section 262 of the DGCL and shall give Parent the opportunity to participate in all negotiations and proceedings with respect thereto. The Company shall not, without the prior written consent of Parent, make any payment with respect to, or settle or offer to settle, any such demands.
     Section 2.02 Exchange of Certificates.
          (a) Designation of Paying Agent; Deposit of Exchange Fund. Prior to the Effective Time, Parent shall designate a Paying Agent (the “Paying Agent”) reasonably acceptable to the Company for the payment of the Merger Consideration as provided in Section 2.01(b). At or prior to the Effective Time, Parent shall deposit, or cause to be deposited, with the Paying Agent for the benefit of the holders of shares of Company Common Stock, cash amounts in immediately available funds constituting an amount equal to the aggregate amount of the Merger Consideration plus the Total Option Cash Payments (the “Aggregate Merger Consideration”) (exclusive of any amounts in respect of Dissenting Shares and Company Common Stock to be cancelled pursuant to Section 2.01(a)) (such amount as deposited with the Paying Agent, the “Exchange

Fund”). In the event the Exchange Fund shall be insufficient to make the payments contemplated by Section 2.01(b) and Section 2.03, Parent shall promptly deposit, or cause to be deposited, additional funds with the Paying Agent in an amount which is equal to the deficiency in the amount required to make such payment. The Paying Agent shall cause the Exchange Fund to be (i) held for the benefit of the holders of Company Common Stock and Company Stock Options, and (ii) applied promptly to making the payments pursuant to Section 2.02(b) hereof. The Exchange Fund shall not be used for any purpose that is not expressly provided for in this Agreement.
          (b) Delivery of Shares. As promptly as practicable following the Effective Time and in any event not later than the second Business Day after the Effective Time, the Surviving Corporation shall cause the Paying Agent to mail (and to make available for collection by hand) (i) to each holder of record of a Certificate or Book-Entry Share, which immediately prior to the Effective Time represented outstanding shares of Company Common Stock (x) a letter of transmittal, which shall specify that delivery shall be effected, and risk of loss and title to the Certificates or Book-Entry Shares, as applicable, shall pass, only upon proper delivery of the Certificates (or affidavits of loss in lieu thereof pursuant to Section 2.04 hereof) or Book-Entry Shares to the Paying Agent and which shall be in the form and have such other provisions as Merger Sub and the Company may reasonably specify and (y) instructions for use in effecting the surrender of the Certificates or Book-Entry Shares in exchange for the Merger Consideration into which the number of shares of Company Common Stock previously represented by such Certificate or Book-Entry Shares shall have been converted pursuant to this Agreement (which instructions shall provide that at the election of the surrendering holder, Certificates or Book-Entry Shares may be surrendered, and the Merger Consideration in exchange therefor collected, by hand delivery); and (ii) to each holder of a Company Stock Option, a check in an amount due and payable to such holder pursuant to Section 2.03 hereof in respect of such Company Stock Option. If payment of the applicable portion of the Aggregate Merger Consideration is made to a person other than the person in whose name the surrendered Certificate is registered, it shall be a condition of payment that (A) the Certificate so surrendered shall be properly endorsed or shall otherwise be in proper form for transfer and (B) the person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment of the applicable portion of the Aggregate Merger Consideration to a person other than the registered holder of such Certificate surrendered or shall have established to the reasonable satisfaction of the Surviving Corporation that such Tax either has been paid or is not applicable. Until surrendered as contemplated by this Section 2.02, each Certificate or Book-Entry Share, as applicable, shall be deemed at any time after the Effective Time to represent only the right to receive the applicable portion of the Aggregate Merger Consideration or Option Cash Payments, as applicable, in cash as contemplated by this Section 2.02 or Section 2.03 without interest thereon.
          (c) Surrender of Shares. Upon surrender of a Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share for cancellation to the Paying Agent, together with a letter of transmittal duly completed and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required pursuant to such instructions, the holder of such Certificate or Book-Entry Share shall be solely entitled to receive in exchange therefor the Merger Consideration for each share of Company Common Stock formerly represented by such Certificate or Book-Entry Share, to be mailed (or made available for collection by hand if so elected by the surrendering holder) as promptly as possible and in any event no later than three (3) Business Days following the later to occur of (i) the Effective Time; or (ii) the Paying Agent’s receipt of such Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share, and the Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share so surrendered shall be forthwith cancelled. The Paying Agent shall accept such Certificates (or affidavits of loss in lieu thereof) or Book-Entry Shares upon compliance with such reasonable terms and conditions as the Paying Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. No interest shall be paid or accrued for the benefit of holders of the Certificates or Book-Entry Shares on the Merger Consideration payable upon the surrender of the Certificates or Book-Entry Shares . Until surrendered as contemplated by this Section 2.02, each Share (other than Shares cancelled pursuant to Section 2.01(a) hereof and any Dissenting Shares) shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the applicable Merger Consideration into which the Shares shall have been converted pursuant to Section 2.01(b).
          (d) Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the holders of the Certificates, Book-Entry Shares or Company Stock Options for twelve (12) months after the Effective Time shall be delivered to the Surviving Corporation, upon demand, and any such holders prior to the Merger who have not theretofore complied with this Article II shall thereafter look only to the Surviving Corporation, as general creditors thereof for payment of their claim for cash, without interest, to which such holders may be entitled. If any Certificates or Book-Entry Shares shall not have been surrendered prior to twelve (12) months after the Effective Time (or immediately prior to such earlier date on which any cash in respect of such Certificate or Book-Entry Share would otherwise escheat to or become the property of any Governmental Authority), any such cash in respect of such Certificate or Book-Entry Share shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation, subject to any and all claims or interest of any person previously entitled thereto.
          (e) No Liability. None of Parent, Merger Sub, the Company, the Surviving Corporation or the Paying Agent shall be liable to any person in respect of any cash held in the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.
          (f) Investment of Exchange Fund. The Paying Agent shall invest any cash included in the Exchange Fund as directed by Parent or, after the Effective Time, the Surviving Corporation; provided that (i) no such investment shall relieve Parent or the Surviving Corporation or the Paying Agent from making the payments required by this Article II, and following any losses Parent or the Surviving Corporation shall promptly provide additional funds to the Paying Agent for the benefit of the holders of Company Common Stock and Company Stock Options in the amount of such losses; and (ii) such investments shall be in short-term obligations of the United States of America with maturities of no more than thirty (30) days or guaranteed by the United States of America and backed by the full faith and credit of the United States of America or in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively. Any interest or income produced by such investments will be payable to the Surviving Corporation.
          (g) Withholding. The Surviving Corporation, Parent and the Paying Agent shall be entitled to deduct and withhold from the cash consideration otherwise payable under this Agreement to any Person such amounts as are required to be withheld or deducted under the Internal Revenue Code of 1986, as amended (the “Code”), or any provision of U.S. state, local or foreign Tax Law with respect to the making of such payment, including, to the extent applicable, any payment pursuant to Section 5.14. Except as otherwise provided in Section 5.14, to the extent that amounts are so withheld or deducted and paid over to the applicable Governmental Entity, such withheld or deducted amounts shall be treated for all purposes of this Agreement as having been paid to such Person in respect of which such deduction and withholding were made.
          (h) No Further Ownership Rights. All Merger Consideration paid upon the surrender of Shares (or affidavits of loss in lieu thereof) in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to the Shares.
     Section 2.03 Stock Options and Other Awards.
          (a) Company Stock Options. As of the Effective Time, each holder of a Company Stock Option whether vested or unvested, shall be entitled to receive in exchange for such Company Stock Option, as promptly as practicable following the Effective Time, a cash payment (less applicable withholding taxes and without interest) equal to the product of (a) the excess, if any, of the Merger Consideration over the exercise price per share of such Company Stock Option multiplied by (b) the number of shares of Company Common Stock issuable upon exercise of such Company Stock Option (the “Option Cash Payment” and the sum of all such payments, the “Total Option Cash Payments”), except as set forth in the Company Disclosure Letter. As of the Effective Time, except to the extent agreed by Parent, the Company and a holder of a Company Stock Option or as set forth in the Company Disclosure Letter, all Company Stock Options shall no longer be outstanding and shall automatically cease to exist, and each holder of a Company Stock Option shall cease to have any rights with respect thereto, except the right to receive the Option Cash Payment.
          (b) Restricted Shares. As of the Effective Time, except as otherwise agreed by Parent, the Company and a holder of Restricted Shares with respect to such holder’s Restricted Shares, and except as set forth in the Company Disclosure Schedule, each share outstanding immediately prior to the Effective Time subject to vesting or other lapse restrictions pursuant to any Company Stock Plan or an applicable restricted stock agreement (each a “Restricted Share”) which is outstanding immediately prior to the Effective Time shall vest and become free of restriction as of the Effective Time and shall, as of the Effective Time, be cancelled and converted into the right to receive the Merger Consideration in accordance with Section 2.01(b).
          (c) Employee Stock Purchase Plan. Effective upon the date of this Agreement, the Company shall take all such actions as are necessary and appropriate to provide that (a) participants in the Cumulus Media Inc. 1998 Employee Stock Purchase Plan (the “ESPP”) may not increase their payroll deductions or purchase elections from those in effect on the date of this Agreement, (b) no offering period under the ESPP shall be commenced after the date of this Agreement, (c) each ESPP participant’s outstanding right to purchase shares of Company Class A Common Stock under the ESPP shall terminate on the earlier of January 1, 2008 and the day immediately prior to the day on which the Effective Time occurs, and (d) the ESPP shall terminate immediately following the purchase of Company Class A Common Stock on such earlier date. As of the Effective Time, except as set forth in the Company Disclosure Letter, all outstanding rights to purchase Company Class A Common Stock under the ESPP shall be cancelled and cease to exist, and to the extent an employee has elected not to purchase stock, the employee contributions in respect of such options shall be returned to the holder thereof.
          (d) Amendments to and Termination of Plans. Prior to the Effective Time, the Company shall use its reasonable best efforts to (i) make any amendments to the terms of the Company Stock Plans, (ii) obtain any consents from holders of Company Stock Options and Restricted Shares, and (iii) take any and all other actions, that, in each case, are reasonably necessary to give effect to the transactions contemplated by Section 2.03(a), Section 2.03(b) and Section 2.03(c), including, without limitation, providing holders of Company Stock Options with notice of their rights with respect to any such Company Stock Options. Without limiting the foregoing the Company shall use its reasonable best efforts to ensure that the Company will not at the Effective Time be bound by any options, stock appreciation rights, warrants or other rights or agreements which would entitle any person, other than the holders of the capital stock (or equivalents thereof) of Parent, Merger Sub and their respective Subsidiaries, to own any capital stock of the Surviving Corporation or to receive any payment in respect thereof.
     Section 2.04 Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such person of a bond, in such reasonable amount as the Surviving Corporation may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration to which the holder thereof is entitled pursuant to this Article II.
     Section 2.05 Transfers; No Further Ownership Rights. After the Effective Time, there shall be no registration of transfers on the stock transfer books of the Company of shares of Company Common Stock that were outstanding immediately prior to the Effective Time. Subject to Section 2.01(e), if Certificates are presented to the Surviving Corporation for transfer following the Effective Time, they shall be cancelled against delivery of the Merger Consideration, as provided for in Section 2.01(b) hereof, for each share of Company Common Stock formerly represented by such Certificates.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
     Except (i) in the case of all representations and warranties contained in any provision of this Article III other than Sections 3.01, 3.02, 3.04(a), 3.05(b), 3.09, 3.20, and 3.21, as disclosed in, and reasonably apparent from, any report, schedule, form or other document filed with, or furnished to, the SEC by the Company or a Subsidiary and made available through the SEC’s Electronic Data Gathering and Automated Retrieval Service (“EDGAR”) at any time between January 1, 2005 and the date immediately prior to the date of this Agreement, including in each case exhibits and schedules thereto and documents incorporated by reference therein to the extent such exhibits, schedules and documents are made available through EDGAR (collectively, the “Filed SEC Documents”) (other than any forward-looking disclosures set forth in any risk factor section, and any other forward-looking statements and any other disclosures included therein to the extent they are primarily predictive, cautionary or forward-looking in nature), or (ii) as disclosed in the disclosure letter delivered by the Company to Parent immediately prior to the execution of this Agreement (the “Company Disclosure Letter”), it being agreed that disclosure of any item in any section of the Company Disclosure Letter shall be deemed disclosure with respect to any other section of this Agreement only to the extent that the relevance of such disclosure to such other section is reasonably apparent, the Company represents and warrants to Parent and Merger Sub as follows:
     Section 3.01 Qualification, Organization, Subsidiaries, etc.
          (a) Each of the Company and its Subsidiaries is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization. Each of the Company and its Subsidiaries has all requisite corporate, limited liability company, partnership or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted.
          (b) Each of the Company and its Subsidiaries is duly qualified to do business and is in good standing as a foreign corporation (or other legal entity) in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so qualified or in good standing would not, individually or in the aggregate, have a Company Material Adverse Effect. The Governing Documents of the Company and each of its Subsidiaries are in full force and effect. Neither the Company nor any Subsidiary is in violation of its Governing Documents.
          (c) As used in this Agreement, any reference to any fact, circumstance, event, change, effect or occurrence having a “Company Material Adverse Effect” means any fact, circumstance, event, change, effect or occurrence that, individually or in the aggregate with all other facts, circumstances, events, changes, effects, or occurrences, (1) that has, or would be reasonably expected to have, a material adverse effect on or with respect to the business, results of operation or financial condition of the Company and its Subsidiaries taken as a whole, or (2) that prevents or materially delays or materially impairs the ability of the Company to consummate the Merger, provided, however, that in no event shall any of the following, alone or in combination, be deemed to constitute, nor shall any of the following be taken into account in determining whether there has been, a Company Material Adverse Effect, unless, in the case of the following clauses (ii), (iii) and (iv), such facts, circumstances, events, changes, effects or occurrences disproportionately affect the asset or liabilities, business, financial condition, or results of operations of the Company and its Subsidiaries, taken as a whole, relative to other participants in the commercial radio broadcasting industry (in which case this proviso shall not apply): any facts, circumstances, events, changes, effects or occurrences (i) resulting from or relating to the execution and delivery of this Agreement or the consummation of the transactions provided for hereby in accordance with the terms of this Agreement or the announcement thereof, including any lawsuit related thereto (provided that solely with respect to the representations and warranties in Section 3.04(b) and 3.04(c), this clause (i) shall not apply) , (ii) resulting from any acts of terrorism within or outside the United States or war in which the United States is involved; (iii) generally affecting the commercial radio broadcasting industry, or the economy or the financial, debt, credit or securities markets, in the United States; (iv) resulting from or relating to any change in GAAP or authoritative interpretations thereof; (v) resulting from or relating to changes in the market price or trading volume of the Company’s securities or the failure of the Company to meet internal or public projections, forecasts or estimates (provided that the underlying causes of such changes or failures may be considered in determining whether there is a Company Material Adverse Effect unless otherwise provided in this definition); or (vi) resulting from or relating to compliance with the terms of this Agreement or actions of the Company or any of its Subsidiaries which Parent has expressly requested or to which Parent has expressly consented.
     Section 3.02 Capital Stock.
          (a) The authorized capital stock of the Company consists of (i) 200,000,000 shares of Class A common stock, $0.01 par value per share (“Company Class A Common Stock”), (ii) 20,000,000 shares of Class B common stock, $0.01 par value per share (“Company Class B Common Stock”), (iii) 30,000,000 shares of Class C common stock, $0.01 par value per share (“Company Class C Common Stock”), (iv) 20,262,000 shares of preferred stock, $0.01 par value per share (“Authorized Preferred Stock”), of which 250,000 shares are designated as 13 3/4% Series A Cumulative Exchangeable Redeemable Preferred Stock due 2009 (the “Series A Preferred Stock”), and 12,000 shares are designated as 12% Series B Cumulative Preferred Stock (the “Series B Preferred Stock”). As of the close of business on June 30, 2007 (the “Capitalization Date”),
               (i) 36,726,247 shares of Company Class A Common Stock were issued and outstanding, including 612,500 Restricted Shares outstanding pursuant to awards granted under the Company Stock Plans,
               (ii) 23,101,652 shares of Company Class A Common Stock were held by the Company in its treasury,

               (iii) (A) there were 7,239,303 shares of Company Class A Common Stock underlying outstanding Company Stock Options, such Company Stock Options having a weighted average exercise price as of the Capitalization Date of $14.02, (B) there were 685,000 shares of Company Class A Common Stock reserved for issuance pursuant to outstanding awards of Deferred Shares, (C) there were 0 shares of Company Class A Common Stock underlying outstanding Restricted Stock Units (“RSUs”), (D) 3,993,692 additional shares of Company Class A Common Stock were reserved for issuance for future grants pursuant to the Company Stock Plans, and (E) 6,454,062 additional shares of Company Class A Common Stock were reserved for issuance upon conversion of the outstanding shares of Company Class B Common Stock and Company Class C Common Stock pursuant to the terms of the Company Charter,
               (iv) 5,809,191 shares of Company Class B Common Stock were issued and outstanding,
               (v) 0 shares of Company Class B Common Stock were held by the Company in its treasury,
               (vi) (A) there were 0 shares of Company Class B Common Stock underlying outstanding Company Stock Options, (B) there were 0 shares of Company Class B Common Stock underlying outstanding RSUs, and (C) 0 additional shares of Company Class B Common Stock were reserved for issuance for future grants pursuant to the Company Stock Plans,
               (vii) 644,871 shares of Company Class C Common Stock were issued and outstanding,
               (viii) 0 shares of Company Class C Common Stock were held by the Company in its treasury,
               (ix) (A) there were 1,500,690 shares of Company Class C Common Stock underlying outstanding Company Stock Options, such Company Stock Options having a weighted average exercise price as of the Capitalization Date of $20.54, (B) there were 0 shares of Company Class C Common Stock underlying outstanding RSUs, and (C) 1,500,690 additional shares of Company Class C Common Stock were reserved for issuance for future grants pursuant to the Company Stock Plans,
               (x) no shares of Series A Preferred Stock were issued and outstanding, and
               (xi) no shares of Series B Preferred Stock were issued and outstanding.
All outstanding shares of Company Common Stock, and all shares of Company Common Stock reserved for issuance as noted in clauses (iii), (vi) and (ix) of the foregoing sentence, when issued in accordance with the respective terms thereof, are or will be duly authorized, validly issued, fully paid and non-assessable and free of pre-emptive or similar rights. No Subsidiary of the Company owns any Company Common Stock. Section 3.02(a) of the Company Disclosure

Letter lists each outstanding Company Stock Option held by the twenty (20) largest holders of Company Stock Options as of June 30, 2007 and the exercise price thereof, and sets forth a summary as of June 30, 2007 of (i) the other outstanding Company Stock Options and the exercise prices thereof, and (ii) outstanding RSUs.
          (b) Except as set forth in subsection (a) above, (i) as of the date hereof, the Company does not have any shares of its capital stock issued or outstanding other than shares of Company Common Stock that have become outstanding after the Capitalization Date upon exercise of Company Stock Options outstanding as of such date (or, with respect to the Company Class A Common Stock, upon conversion of the Company Class B Common Stock or the Company Class C Common Stock) and (ii) other than the provisions in the Company Charter providing for the conversion of shares of the (A) Company Class B Common Stock into shares of Company Class A Common Stock and Company Class C Common Stock and (B) Company Class C Common Stock into shares of the Company Class A Common Stock, there are no outstanding subscriptions, options, warrants, calls, convertible securities, stock-based performance units or other similar rights, agreements or commitments relating to the issuance of capital stock or other equity interests to which the Company or any of its Subsidiaries is a party obligating the Company or any of its Subsidiaries to (w) issue, transfer or sell any shares of capital stock or other equity interests of the Company or any of its Subsidiaries or securities convertible into or exchangeable for such shares or equity interests, (x) issue, grant, extend or enter into any such subscription, option, warrant, call, convertible securities or other similar right, agreement or arrangement, (y) redeem or otherwise acquire any such shares of capital stock or other equity interests or (z) provide a material amount of funds to, or make any material investment (in the form of a loan, capital contribution or otherwise) in, the Company or any Subsidiary of the Company.
          (c) Except for the awards to acquire shares of Company Common Stock under the Company Stock Plans, neither the Company nor any of its Subsidiaries has outstanding bonds, debentures, notes or other obligations, the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter.
          (d) Section 3.02(d) of the Company Disclosure Letter sets forth a complete and correct list of all shareholder agreements, voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party with respect to the voting, registration, redemption, repurchase or disposition of the capital stock or other equity interests of the Company or any of its Subsidiaries.
     Section 3.03 Subsidiaries. Section 3.03 of the Company Disclosure Letter sets forth a complete and correct list of each Subsidiary of the Company. Section 3.03 of the Company Disclosure Letter also sets forth the jurisdiction of organization and percentage of outstanding equity interests (including partnership interests and limited liability company interests) owned by the Company, directly or indirectly, of each Subsidiary. All equity interests (including partnership interests and limited liability company interests) of the Company’s Subsidiaries held by the Company or by any other Subsidiary have been duly and validly authorized and are validly issued, fully paid and non-assessable. All such equity interests owned by the Company or its Subsidiaries are free and clear of any Liens, other than restrictions on transfer imposed by applicable Law or Permitted Liens.
     Section 3.04 Corporate Authority Relative to This Agreement; No Violation.
          (a) The Company has the requisite corporate power and authority to enter into and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the board of directors of the Company and, except for the Merger Approval and the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, and assuming the accuracy of the representations and warranties contained in Section 4.06(c), no other corporate proceedings on the part of the Company are necessary to authorize the consummation of the transactions contemplated hereby. The Special Committee, at a meeting duly called and held, has by unanimous vote of all its members approved and declared this Agreement and the transactions contemplated hereby, including the Merger, advisable and determined that such transactions are fair to, and in the best interests of the Company and its stockholders. Subject to Section 5.02(d) and Section 5.03, the board of directors of the Company, based on the unanimous recommendation of the Special Committee has unanimously, by resolutions duly adopted at a meeting duly called and held, (x) duly and validly approved and declared advisable this Agreement and the transactions contemplated hereby, (y) determined that the terms of this Agreement are fair to, and in the best interests of, the Company and its stockholders other than the Contributing Stockholders and (z) resolved to recommend in accordance with applicable Law that the Company’s stockholders vote in favor of adoption of this Agreement (the “Recommendation”). This Agreement has been duly and validly executed and delivered by the Company and, assuming this Agreement constitutes the valid and binding agreement of Parent and Merger Sub, constitutes the valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally, general equitable principles (whether considered in a proceeding in equity or at Law) and any implied covenant of good faith and fair dealing.
          (b) The execution, delivery and performance of this Agreement by the Company and the other documents contemplated hereby, and the consummation by the Company of the transactions contemplated hereby, will not require the consent of any Governmental Entity, except for:
               (i) applicable requirements, if any, of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Securities Act of 1933, as amended (the “Securities Act”), state securities or “blue sky” laws and state takeover laws;
               (ii) the pre-merger notification requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”) and the applicable Laws relating to antitrust matters or regulating competition of jurisdictions other than the United States;

               (iii) applicable filings with and approvals of the Federal Communications Commission (the “FCC”) pursuant to the Communications Act of 1934, as amended (the “Communications Act”) and any regulations promulgated thereunder; or
               (iv) filing of the Certificate of Merger as required by the DGCL, and
               (v) such authorizations, consents, approvals, orders, filings or notices that, if not obtained or made, would not, individually or in the aggregate, have a Company Material Adverse Effect.
          (c) The execution, delivery and performance by the Company of this Agreement does not, and the consummation of the transactions contemplated hereby and compliance with the provisions hereof by the Company will not (with or without notice or lapse of time):
               (i) contravene, conflict with or result in a violation or breach of any of the terms or requirements of any provision of the Governing Documents of the Company or any of its Subsidiaries;
               (ii) assuming receipt of the consents, approvals and authorizations specified in Section 3.04(b) and compliance with applicable antitrust Laws, contravene, conflict with or result in a violation or breach of any of the terms or requirements, or give any Governmental Entity or other Person the right to exercise any remedy or obtain any relief under, any Law or Order to which the Company or any of its Subsidiaries may be subject;
               (iii) assuming receipt of the consents, approvals and authorizations specified in Section 3.04(b), contravene, conflict with or result in a violation or breach of any of the terms or requirements of, or give any Governmental Entity the right to revoke, withdraw, suspend, cancel, terminate or modify, any Commission Authorization or any material Governmental Authorization that is not a Commission Authorization;
               (iv) result in a breach of, or violate, or be in conflict with, or constitute a default under, or permit the termination of, or require any consent or authorization under, or cause or permit acceleration of the maturity or performance of or payment under any Material Contract; or
               (v) result in the imposition or creation of any material Lien upon or with respect to any of the Assets, except in the case of clauses (ii), (iii), (iv) and (v) any such contravention, conflict violation, breach or acceleration that would not, individually or in the aggregate, have a Company Material Adverse Effect.

     Section 3.05 Reports and Financial Statements.
          (a) The Company and its Subsidiaries have timely filed all forms, documents, statements and reports required to be filed by them with the Securities and Exchange Commission (the “SEC”) since January 1, 2005 (the forms, documents, statements and reports filed with the SEC since January 1, 2005, including any amendments thereto, the “Company SEC Documents”). As of their respective dates, or, if amended or superseded by a subsequent filing made prior to the date hereof, as of the date of the last such amendment or superseding filing prior to the date hereof, the Company SEC Documents, including all schedules included or documents incorporated by reference therein, complied, and each of the Company SEC Documents filed subsequent to the date of this Agreement, including all schedules included or documents incorporated by reference therein, will comply, in all material respects with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), as the case may be, and the applicable rules and regulations promulgated thereunder. As of the time of filing with the SEC, none of the Company SEC Documents so filed or that will be filed subsequent to the date of this Agreement contained or will contain, as the case may be, any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, except to the extent that the information in such Company SEC Document has been amended or superseded by a later Company SEC Document filed prior to the date hereof. As of the date hereof, there are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to the Company SEC Documents.
          (b) The financial statements (including all related notes and schedules) of the Company and its Subsidiaries included in the Company SEC Documents complied as to the form in all material respects with the published rules and regulations of the SEC with respect thereto, fairly present in all material respects the consolidated financial position of the Company and its Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations and their cash flows for the respective periods then ended (subject, in the case of the unaudited statements, to normal year-end audit adjustments and to any other adjustments expressly described therein, including the notes thereto, which adjustments were not and are not expected to be material in amount). The financial statements (including all related notes and schedules) of the Company and its Subsidiaries have been derived from the accounting books and records of the Company and its Subsidiaries and were prepared in conformity with United States generally accepted accounting principles (“GAAP”) (except, in the case of the unaudited statements, as permitted by the SEC) applied on a consistent basis during the periods involved (except as may be expressly indicated therein or in the notes thereto).
          (c) The Company has established and maintains disclosure controls and procedures and internal controls over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) that comply in all respects with the requirements of the Exchange Act and have been designed by, or under the supervision of, the Chief Executive Officer and Chief Financial Officer of the

Company, or Persons performing similar functions. The Company’s disclosure controls and procedures are designed to ensure that information required to be disclosed in the Company’s periodic reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the required time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure. Since July 30, 2002, the Company and its Subsidiaries have concluded, based on evaluations under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer of the Company of the effectiveness of the Company’s disclosure controls and procedures, that the Company’s disclosure controls and procedures were effective. The Company’s internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. The Company and its Subsidiaries maintain internal accounting controls sufficient to provide reasonable assurance that (A) transactions are executed in accordance with management’s general or specific authorizations; (B) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability; (C) access to assets is permitted only in accordance with management’s general or specific authorization; and (D) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.
     Section 3.06 No Undisclosed Liabilities. Except (i) as reflected or reserved against in the Company’s consolidated balance sheet as of December 31, 2006 (or the notes thereto) included in the Company SEC Documents filed prior to the date hereof, (ii) for liabilities or obligations incurred in connection with the transactions contemplated or permitted by this Agreement or the financing of such transactions, and (iii) for liabilities and obligations incurred in the ordinary course of business consistent with past practice since December 31, 2006, neither the Company nor any Subsidiary of the Company has any liabilities or obligations of a nature that would be required by GAAP to be reflected on a consolidated balance sheet (or the notes thereto) of the Company and its Subsidiaries, other than those that would not have, individually or in the aggregate, a Company Material Adverse Effect.
     Section 3.07 Compliance with Law; Governmental Authorizations; Commission Authorizations. Except with respect to employees, employee benefits and ERISA and Taxes, which are the subject of Sections 3.08, and 3.12, respectively:
          (a) The Company and each of its Subsidiaries is, and since January 1, 2006 has been, in compliance with and is not in default under or in violation of any applicable federal, state, local or foreign or provincial law, statute, code, ordinance, rule, regulation, judgment, order, injunction, decree or agency requirement of or undertaking to or agreement with any Governmental Entity, including common law and, for the avoidance of doubt, any Environmental Law (collectively, “Laws” and each, a “Law”), except where such non-compliance, default or violation would not, individually or in the aggregate, have a Company Material Adverse Effect.

     (b) The Company and its Subsidiaries are in possession of all necessary Governmental Authorizations (other than Commission Authorization), except where the failure to have any of the Governmental Authorizations would not, individually or in the aggregate, have a Company Material Adverse Effect. Each such Governmental Authorization is valid and in full force and effect, except where the failure to be in full force and effect would not, individually or in the aggregate, have a Company Material Adverse Effect.
     (c) Section 3.07(c) of the Company Disclosure Letter sets forth a true and complete list as of July 19, 2007 of (i) all material Commission Authorizations; (ii) all material applications (collectively, “Pending Applications ”) currently pending before the FCC filed by or on behalf of the Company or any of the Subsidiaries of the Company; and (iii) all petitions for rulemaking currently pending before the FCC that were filed by the Company or any Subsidiary of the Company. Section 3.07(c) of the Company Disclosure Letter also identifies: (A) all radio stations for which the Company or any Subsidiary of the Company provides programming, advertising or other services pursuant to a local marketing agreement, joint sales agreement or similar agreement; (B) all radio stations owned by the Company or any Subsidiary of the Company to which programming, advertising or other services are provided pursuant to a local marketing agreement, joint sales agreement or similar agreement; and (C) all pending transactions for the acquisition or disposal of any radio or television stations by the Company or any Subsidiary of the Company through a purchase, sale or exchange transaction.
     (d) The Commission Authorizations are in full force and effect and have not been revoked, suspended, canceled, rescinded or terminated and have not expired, and are not subject to any material conditions except for conditions applicable to broadcast licenses generally or as otherwise disclosed on the face of the Commission Authorizations. The Company and its Subsidiaries are operating, and have operated the Company Stations in compliance in all material respects with the terms of the Commission Authorizations and the Communications Act, and the Company and its Subsidiaries have, in all material respects, timely filed or made all material applications, reports and other FCC disclosures required by the FCC to be filed or made with respect to the Company Stations and have, in all material respects, timely paid all FCC regulatory fees with respect thereto. Except for administrative rulemakings, legislation or other proceedings affecting the broadcast industry generally, there is not, pending or, to the Knowledge of the Company, threatened by or before the FCC any proceeding, notice of violation, order of forfeiture or complaint or investigation against or relating to the Company or any of its Subsidiaries, or any of the Company Stations.
     (e) Section 3.07(e) of the Company Disclosure Letter sets forth a list of all Arbitron-rated markets where the number of total radio stations or the number of radio stations in a particular radio service (AM or FM) owned by the Company or any Subsidiary of the Company (or in which the Company or any Subsidiary of the Company otherwise holds an attributable ownership interest under the FCC Media Ownership Rules) exceeds the current ownership limits set forth in the FCC Media Ownership Rules. Such list includes the total number of radio stations in each such market, the number of radio stations that can be owned by a single party under the FCC Media

Ownership Rules in that market, and an identification of the radio stations in the market attributable to the Company.
     Section 3.08 Employee Benefit Plans.
     (a) The Company has heretofore made available to Parent true and complete copies of (i) each of the Company Benefit Plans subject to ERISA and each other material Company Benefit Plan and related documents, (ii) each writing constituting a part of such Company Benefit Plan, including all amendments thereto; (iii) with respect to any Company Benefit Plan, the two most recent (A) Annual Reports (Form 5500 Series) and accompanying schedules, if any, (B) audited financial statements and (C) actuarial valuation reports; (iv) the most recent determination letter from the Internal Revenue Service (“IRS”) (if applicable) for any Company Benefit Plan; and (v) any trust agreement or funding instrument related to any Company Benefit Plan now in effect or required in the future as a result of the transactions contemplated by this Agreement.
     (b) Except as would not, individually or in the aggregate, have a Company Material Adverse Effect: (i) each of the Company Benefit Plans has been established, operated and administered in all respects with applicable Laws, including ERISA, the Code and in each case the regulations thereunder; (ii) each of the Company Benefit Plans intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter from the IRS (or, if the Company Benefit Plan intended to be qualified is maintained pursuant to the adoption of a master or prototype plan document, then the sponsor of the master or prototype plan has obtained from the National Office of the IRS a notification or opinion letter stating that the form of the master or prototype plan is acceptable for the establishment of a qualified retirement plan), and to the Knowledge of the Company, there are no existing circumstances or events that have occurred since the date of such determination letter or notification or opinion letter that would reasonably be expected to result in the failure of such Company Benefit Plan to meet the requirements for a qualified plan under Section 401(a) of the Code; (iii) all contributions or other amounts payable by the Company or its Subsidiaries as of the date hereof with respect to each Company Benefit Plan in respect of current or prior plan years have been paid or accrued in accordance with GAAP; (iv) neither the Company nor its Subsidiaries has engaged in a transaction in connection with which the Company or its Subsidiaries would reasonably be expected to be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a Tax imposed pursuant to Section 4975 or 4976 of the Code; and (v) there are no pending, or to the Knowledge of the Company, threatened or anticipated claims (other than routine claims for benefits) by, on behalf of or against any of the Company Benefit Plans or any trusts related thereto which would reasonably be expected to result in any liability of the Company or any of its Subsidiaries. “ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the first entity, trade or business, or that is a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

     (c) (i) No Company Benefit Plan is subject to Title IV of ERISA; (ii) no Company Benefit Plan provides health, life insurance or disability benefits (whether or not insured), with respect to current or former employees or directors of the Company or its Subsidiaries beyond their retirement or other termination of service, other than (A) coverage mandated by applicable Law or (B) death benefits or retirement benefits under any “employee pension plan” (as such term is defined in Section 3(2) of ERISA); and (iii) no liability under Title IV of ERISA has been incurred by the Company, its Subsidiaries or any ERISA Affiliate of the Company that has not been satisfied in full, and, to the Knowledge of the Company, no condition exists that presents a risk to the Company, its Subsidiaries or any ERISA Affiliate of the Company of incurring a liability thereunder that would have, individually or in the aggregate, a Company Material Adverse Effect.
     (d) No Company Benefit Plan exists that as a result of the consummation of the transactions contemplated by this Agreement will, either alone or in combination with another event, (i) entitle any employee or officer of the Company or any of its Subsidiaries to severance pay, unemployment compensation or any other payment, except as expressly provided in this Agreement or as required by applicable Law or (ii) accelerate the time of payment or vesting, or increase the amount of compensation due any such employee, consultant or officer, except as expressly provided in this Agreement. No payments or benefits provided or reasonably expected to be provided under any of the Company Benefit Plans are not or will not be deductible under Section 280G of the Code.
     (e) With respect to any Company Benefit Plan that is maintained outside the jurisdiction of the United States, or covers any director, employee or independent contractor residing or working outside the United States: (i) all such plans that are required by applicable Law or general accounting principals applicable to the relevant jurisdiction to be funded are fully funded on the required basis, and with respect to all other such plans, reserves sufficient to provide for all obligations accrued through the Effective Date thereunder have been established on the accounting statements of the Company or applicable Subsidiary entity; and (ii) no material liability or obligation of the Company or any of its Subsidiaries exists with respect to such plans.
     (f) Each “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) of the Company or any of its Subsidiaries has been operated since January 1, 2005 in good faith compliance with Section 409A of the Code, the proposed and final regulations thereunder, IRS Notice 2005-1, Notice 2005-91, Notice 2006-33, Notice 2006-79 and Notice 2006-100, as applicable. Each Company Stock Option (i) was granted in compliance with all applicable Laws and all of the terms and conditions of the Company Stock Plan pursuant to which it was issued and (ii) has an exercise price per share equal to or greater than the fair market value of a share of Common Stock (within the meaning of Sections 409A and 422 of the Code) on the date of the grant of such option.
     Section 3.09 Absence of Certain Changes or Events. Since December 31, 2006 and until the date of this Agreement: (a) except for the transactions contemplated hereby, the business of the Company and its Subsidiaries has been conducted, in all material respects, in the ordinary course of business consistent with past practice; and (b) there have not been any facts, circumstances, events, changes, effects or occurrences that, individually or in the aggregate, have had or would have, a Company Material Adverse Effect.
     Section 3.10 Investigations; Litigation. Except as may result from the announcement of the Merger or the proposal thereof or this Agreement and the transactions contemplated hereby, and except as would not have, individually or in the aggregate, a Company Material Adverse Effect, there are no (i) investigations or proceedings pending or, to the Knowledge of the Company, threatened by any Governmental Entity with respect to the Company or any of its Subsidiaries or any of their properties or assets, (ii) actions, suits, arbitrations, claims or proceedings pending or, to the Knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries or any of their respective properties or assets, at Law or in equity, or (iii) orders, judgments or decrees of any Governmental Entity against the Company or any of its Subsidiaries.
     Section 3.11 Proxy Statement; Other Information. None of the information supplied by the Company for inclusion or incorporation by reference in the Proxy Statement, the Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”) and any other document filed with the SEC by the Company in connection with the Merger (collectively, with any amendments or supplements to any of the foregoing, the “SEC Filings”) will, at the time of the mailing to the stockholders of the Company or at the time of the Company Meeting or at the time of any amendments thereof or supplements thereto, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided that no representation is made by the Company with respect to information supplied by any of the Contributing Stockholders, Parent, Merger Sub or any Affiliate of Parent or Merger Sub for inclusion in such SEC Filing. The SEC Filings made by the Company will comply in all material respects with the requirements of the Exchange Act and the rules and regulations of the SEC thereunder. The letter to stockholders, notice of meeting, proxy statement/prospectus, forms of proxy and any other soliciting materials to be distributed to the stockholders of the Company in connection with the Merger and the transactions contemplated thereby to be filed with the SEC in connection with seeking the adoption of this Agreement and the consummation of the transactions contemplated hereby are collectively referred to herein as the “Proxy Statement.”
     Section 3.12 Tax Matters. Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and each of its Subsidiaries have prepared and timely filed (taking into account any valid extension of time within which to file) all Tax Returns required to be filed by any of them and all such Tax Returns are complete and accurate, (ii) the Company and each of its Subsidiaries have timely paid all Taxes that are required to be paid by any of them (whether or not shown on any Tax Return), except with respect to matters contested in good faith through appropriate proceedings and for which adequate reserves have been established on the financial statements of the Company and its Subsidiaries in accordance with GAAP, (iii) the U.S. consolidated federal income Tax Returns of the Company through the Tax year ending December 31, 2002 have been examined or are currently being examined by the IRS (or the period for assessment of the Taxes in respect of which such Tax Returns were required to be filed has expired), (iv) all assessments for Taxes due with respect to completed and settled examinations or any concluded litigation have been fully paid, (v) there are no audits, examinations, investigations or other proceedings pending or threatened in writing in respect of Taxes or Tax matters of the Company or any of its Subsidiaries, (vi) there are no Liens for Taxes on any of the assets of the Company or any of its Subsidiaries other than statutory Liens for Taxes not yet due and payable or Liens for Taxes that are being contested in good faith through appropriate proceedings and for which adequate reserves have been established on the financial statements of the Company and its Subsidiaries in accordance with GAAP, (vii) none of the Company or any of its Subsidiaries has been a “controlled corporation” or a “distributing corporation” in any distribution that was purported or intended to be governed by Section 355 of the Code (or any similar provision of state, local or foreign Law) occurring during the two-year period ending on the date hereof, (viii) the Company and each of its Subsidiaries has timely withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, creditor, independent contractor, stockholder or other third party, or amounts paid or owing among the Company and any of its Subsidiaries, (ix) neither the Company nor any of its Subsidiaries is a party to any agreement or arrangement relating to the apportionment, sharing, assignment or allocation of any Tax or Tax asset (other than an agreement or arrangement solely among members of a group the common parent of which is the Company or a Subsidiary of the Company) or has any liability for Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any predecessor or successor thereof or any analogous or similar provision of Law), by contract, agreement or otherwise, (x) no waivers or extensions of any statute of limitations have been granted or requested with respect to any Taxes of the Company or any of its Subsidiaries, (xi) none of the Company or any of its Subsidiaries has been a party to any “listed transaction” within the meaning of Treasury Regulation 1.6011-4(b)(2), (xii) no closing agreement pursuant to Section 7121 of the Code (or any similar provision of state, local or foreign law) has been entered into by or with respect to the Company or any of its Subsidiaries, and (xiii) neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for a taxable period ending on or prior to the Closing Date; (ii) “closing agreement” as described in Section 7121 (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing Date; (iii) intercompany transactions or any excess loss account described in Treasury Regulations under Section 1502 (or any corresponding or similar provision of state, local or foreign income Tax law); (iv) installment sale or open transaction disposition made on or prior to the Closing Date; or (v) prepaid amount received on or prior to the Closing Date.
     Section 3.13 Intentionally Omitted. Section 3.14 Material Contracts.
     (a) Except for Material Contracts filed as exhibits) to the Filed SEC Documents and made publicly available through EDGAR prior to the date hereof or as listed in Section 3.14(a) of the Company Disclosure Letter, as of the date hereof, neither the Company nor any of its Subsidiaries is a party to or bound by (i) any “material contract” (as such term is defined in item 601(b)(10) of Regulation S-K of the SEC) or (ii) any Contract that
     (i) is a “non-compete,” or similar agreement that restricts or purports to restrict the geographic area in which the Company or any Subsidiary may conduct any line of business, or that requires the referral of business opportunities by the Company or any Subsidiary that could reasonably be expected to be material to the Company and its Subsidiaries taken as a whole;
     (ii) relates to partnerships, joint ventures or similar arrangements pursuant to which the Company or any Subsidiary invests in any other Person that could reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole;
     (iii) relates to Indebtedness of the Company or any Subsidiary in excess of $5,000,000;
     (iv) provides for the acquisition or disposition of any assets by the Company or any Subsidiary with a purchase price therefor in excess of $5,000,000;
     (v) provides for transactions or arrangements between the Company or any of the Subsidiaries, on the one hand, and (A) any director or officer of the Company or any Subsidiary, (B) any record or beneficial owner of 5% or more of the voting securities of the Company or (C) any Affiliate of any such director, officer or record or beneficial owner, on the other hand; or
     (vi) relates to the following markets in which the Company or its Subsidiaries operate, the termination or breach of which or the failure to obtain consent in respect of, individually or in the aggregate, would have a Company Material Adverse Effect: Toledo, Sioux Falls, Bridgeport, Youngstown, Poughkeepsie, Harrisburg, Oxnard, Westchester, N.Y., Nashville and Montgomery.
(all contracts of the type described in this Section 3.14(a), being referred to herein as a “Material Contract”).
     (b) Neither the Company nor any Subsidiary of the Company is in breach of or default under the terms of any Material Contract in any material respect. To the Knowledge of the Company, no other party to any Material Contract is in any material respect in breach of or default under the terms of any Material Contract. Each Material Contract is a valid and binding obligation of the Company or its Subsidiary which is a party thereto and, to the Knowledge of the Company, is in full force and effect; provided, however, that (a) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (b) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought. True, correct and complete copies of each Material Contract (including all modifications and amendments thereto and waivers thereunder) have been made available to Parent.
     Section 3.15 Intentionally Omitted.
     Section 3.16 Intellectual Property. Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, either the Company or a Subsidiary of the Company owns, or is licensed or otherwise possesses all rights necessary to use, all trademarks, trade names, service marks, service names, mark registrations or applications, logos, assumed names, domain names, registered and unregistered copyrights, patent registrations or applications and registrations, and trade secrets used in their respective businesses (collectively, the “Intellectual Property”). Section 3.16 of the Company Disclosure Letter sets forth all federally registered Intellectual Property that is owned by the Company or any of its Subsidiaries or for which an application for federal registration has been submitted. There are no pending or, to the Knowledge of the Company, threatened claims by any person alleging infringement or misappropriation by the Company or any of its Subsidiaries for their use of the Intellectual Property of the Company or any of its Subsidiaries, (ii) to the Knowledge of the Company, the conduct of the business of the Company and its Subsidiaries does not infringe or misappropriate any intellectual property rights of any person, (iii) neither the Company nor any of its Subsidiaries has made any claim of a violation, misappropriation or infringement by others of its rights to or in connection with the Intellectual Property of the Company or any of its Subsidiaries, and (iv) to the Knowledge of the Company, no person is infringing or misappropriating any Intellectual Property of the Company or any of its Subsidiaries, except as would not, individually or in the aggregate, have a Company Material Adverse Effect.
     Section 3.17 Title to Properties; Assets. Except as would not have, individually or in the aggregate, a Company Material Adverse Effect:
     (a) Each of the Company and its Subsidiaries has good and valid fee simple title to its owned properties and assets or good and valid leasehold interests in all of its leasehold properties and assets except for such as are no longer used or useful in the conduct of its businesses or as have been disposed of in the ordinary course of business consistent with past practices. All such properties and assets, other than properties and assets in which the Company or any of its Subsidiaries has a leasehold interest, are free and clear of all Liens other than Permitted Liens.
     (b) Each of the Company and its Subsidiaries has complied with, and to the Knowledge of the Company, each of the counterparties thereto have complied with, the terms of all leases to which it is a party and under which it is in occupancy or leased to a third party with respect to owned property, and, to the Knowledge of the Company, all such leases are in full force and effect. Each lease material to the business of the Company and its Subsidiaries taken as a whole has been made available to Parent.
     (c) The assets of the Company and each of its Subsidiaries are, together with all assets licensed or leased, in the aggregate, sufficient and adequate to carry out their respective businesses in all material respects as currently conducted.

     Section 3.18 Stockholder Approval. Assuming the accuracy of the representations and warranties contained in Section 4.06, the only vote or other approvals of stockholders of the Company required under the DGCL, the Company Charter and the rules and regulations of the NASDAQ Stock Market in order for the Company to validly perform its obligations under this Agreement are (i) the affirmative vote of a majority of the aggregate voting power of the issued and outstanding shares of Company Class A Common Stock and the Company Class C Common Stock, voting together as a single class (the “Merger Approval”), and (ii) the Consent Right Holder Consent.
     Section 3.19 Finders or Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Merger based upon arrangements made by or on behalf of the Company other than as provided in the letter of engagement by and between the Company and Credit Suisse Securities (USA) LLC provided to Parent prior to the date hereof, which such letter has not been amended or supplemented since so provided to Parent.
     Section 3.20 Opinion of Financial Advisor. The Special Committee has received the opinion of Credit Suisse Securities (USA) LLC, dated the date of this Agreement, to the effect that, as of such date, the Per Share Consideration is fair, from a financial point of view, to the holders of shares of the Company Class A Common Stock (other than as set forth in such opinion), a signed copy of which opinion has been or will promptly be provided to Parent solely for informational purposes after receipt thereof by the Company.
     Section 3.21 State Takeover Statutes; Charter Provisions; Company Rights Agreement. Assuming the accuracy of the representations and warranties in Section 4.06, the board of directors of the Company has taken all actions necessary so that the restrictions on business combinations with interested stockholders set forth in Section 203 of the DGCL shall not be applicable to the execution, delivery or performance of this Agreement, the consummation of the Merger and the other transactions contemplated by this Agreement.
     Section 3.22 No Other Representations. The Company acknowledges that each of Parent and Merger Sub makes no representations or warranties as to any matter whatsoever except as expressly set forth in Article IV. The representations and warranties set forth in Article IV are made solely by Parent and Merger Sub, and no Representative of Parent or Merger Sub shall have any responsibility or liability related thereto.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB
     Except as disclosed in the disclosure letter delivered by Parent to the Company immediately prior to the execution of this Agreement (the “Parent Disclosure Letter”), Parent and Merger Sub jointly and severally represent and warrant to the Company as follows:
     Section 4.01 Qualification; Organization.
     (a) Parent is a corporation duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization. Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization. Each of Parent and Merger Sub has all corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted.
     (b) Each of Parent and Merger Sub is duly qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so qualified or in good standing would not, individually or in the aggregate, have a Parent Material Adverse Effect. The Governing Documents of the Parent and Merger Sub, as previously provided to the Company, are in full force and effect. Neither Parent nor Merger Sub is in violation of its Governing Documents.
     Section 4.02 Authority Relative to This Agreement; No Violation.
     (a) Each of Parent and Merger Sub has all requisite corporate power and authority to enter into and perform its obligations under this Agreement and to consummate the transactions contemplated by this Agreement, including the Financing. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated by this Agreement, including the Financing, have been duly and validly authorized by the Boards of Directors of Parent and Merger Sub and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize the consummation of the transactions contemplated hereby (other than the adoption of this Agreement by Parent in its capacity as sole stockholder of Merger Sub, which shall occur promptly after the execution and delivery of this Agreement). This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming this Agreement constitutes the valid and binding agreement of the Company, this Agreement constitutes the valid and binding agreement of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally, general equitable principles (whether considered in a proceeding in equity or at Law) and any implied covenant of good faith and fair dealing.
     (b) Other than in connection with or in compliance with (i) the DGCL, or any applicable Delaware anti-takeover or investor protection statute, (ii) the applicable requirements of the Securities Act and Exchange Act and any related filings or approvals under applicable state securities Laws, (iii) the HSR Act and the applicable Laws relating to antitrust matters, and (iv) applicable filings with and approvals of the FCC pursuant to the Communications Act and FCC rules, no authorization, consent, approval or order of, or filing with, or notification to, any Governmental Entity is necessary in connection with the execution, delivery and performance of this Agreement by Parent or Merger Sub or the consummation by Parent or Merger Sub of the transactions contemplated by this Agreement, except for such authorizations, consents, approvals, orders, filings or notices that, if not obtained or made, would not, individually or in the aggregate, have a Parent Material Adverse Effect.

     (c) The execution, delivery and performance by Parent and Merger Sub of this Agreement does not, and the consummation of the transactions contemplated hereby, including the Financing, and compliance with the provisions hereof will not (i) result in any breach or violation of, or default under (with or without notice or lapse of time, or both), require consent under, or give rise to a right of termination, cancellation, modification or acceleration of any obligation or to the loss of any benefit under any Contract binding upon Parent or Merger Sub or result in the creation of any Lien upon any of the properties, assets or rights of Parent or Merger Sub, (ii) conflict with or result in any violation of any provision of the certificate of incorporation or by-laws, in each case as amended, of Parent or Merger Sub or (iii) conflict with or violate any applicable Laws, other than, in the case of clauses (i) and (iii), as would not, individually or in the aggregate, have a Parent Material Adverse Effect.
     Section 4.03 Proxy Statement; Other Information. None of the information supplied or to be supplied by Parent, Merger Sub or any Affiliate of Parent or Merger Sub expressly for inclusion or incorporation by reference in the Proxy Statement and any other document filed with the SEC by the Company in connection with the Merger will, at the time of the mailing of the Proxy Statement to the stockholders of the Company or at the time of the Company Meeting or at the time of any amendments thereof or supplements thereto, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided that no representation is made by Parent or Merger Sub with respect to information supplied by or related to or the sufficiency of disclosures related to, the Company or any Affiliate of the Company or any other aspect of the Proxy Statement. The SEC Filings made by Parent will, with respect to matters relating to Parent or Merger Sub, comply in all material respects with the requirements of the Exchange Act and the Securities Act and the rules and regulations of the SEC thereunder.
     Section 4.04 Financing. Parent has delivered to the Company true and complete copies of (i) the commitment letter, dated as of the date of this Agreement, among Merger Sub, Merrill Lynch Capital Corporation and Merrill Lynch, Pierce, Fenner & Smith Incorporated (the “Debt Financing Commitment”), pursuant to which the lender parties thereto have committed, subject to the terms thereof, to lend the amounts set forth therein (the “Debt Financing”), and (ii) the equity commitment letter from MLGPE Fund US Alternative, L.P. (the “Equity Investor”), dated as of the date of this Agreement (the “Equity Financing Commitment” and together with the Debt Financing Commitment, the “Financing Commitments”), pursuant to which such party has committed, subject to the terms thereof, to invest the cash amounts set forth therein (the “Equity Financing” and together with the Debt Financing, the “Financing”). Prior to the date of this Agreement, (i) none of the Financing Commitments has been amended or modified, and (ii) the respective commitments contained in the Financing Commitments have not been withdrawn or rescinded in any respect. As of the date of this Agreement, each of the Financing Commitments, in the form so delivered, is in full force and effect. Except as set forth in the Financing Commitments, there are no (i) conditions precedent to the respective obligations of the Equity Investor to fund the full amount of the Equity Financing, (ii) conditions precedent to the obligation of the lender parties to fund the full amount of the Debt Financing, and (iii) contractual contingencies under any agreements, side letters or arrangements relating to the Financing Commitments that could affect the availability of the Financing Commitments.

Notwithstanding anything in this Agreement to the contrary, one or more Financing Commitments may be superseded at the option of Parent after the date of this Agreement but prior to the Effective Time by instruments (the “New Financing Commitments”) which replace existing Financing Commitments and/or contemplate financing from one or more other or additional parties; provided, that the terms of the New Financing Commitments shall not in the aggregate, expand upon the conditions precedent to the Financing as set forth in the Financing Commitments in any material respect. In such event, the term “Financing Commitments” as used herein shall be deemed to include the Financing Commitments that are not so superseded at the time in question and the New Financing Commitments to the extent then in effect, and the terms “Financing,” “Equity Financing” and “Debt Financing” shall mean the financing contemplated by the Financing Commitments as so modified. As of the date of this Agreement, no event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Parent under any term or condition of the Financing Commitments. As of the date of this Agreement, Parent has no reason to believe that it will be unable to satisfy any term or condition of closing to be satisfied by it contained in the Financing Commitments. As of the date of this Agreement, Parent has fully paid any and all commitment fees required to be paid in connection with the Financing Commitments to the extent due. The Financing Commitments, when funded, will provide the Surviving Corporation with financing immediately after the Effective Time sufficient to consummate the Merger upon the terms contemplated by this Agreement and to pay all related fees and expenses associated therewith, including payment of all amounts under Article II of this Agreement.
     Section 4.05 Equity Rollover Commitments. Parent has delivered to the Company a true and complete copy of the Equity Rollover Commitments in effect as of the date hereof, pursuant to which the Contributing Stockholders have committed to contribute to Parent that number of Shares set forth in such letter in exchange for direct or indirect equity interests in Parent immediately prior to the Effective Time (which Shares shall be cancelled in the Merger, as provided in Section 2.01(a)). Except as expressly provided in the Equity Rollover Commitments, there are no conditions precedent to the respective obligations of the Contributing Stockholders thereunder. As of the date of this Agreement, assuming the accuracy of the Company’s representations and warranties contained herein, Parent has no reason to believe that it will be unable to satisfy any term or condition of closing to be satisfied by it contained in the Equity Rollover Commitments. As of the date of this Agreement, the Equity Rollover Commitments are in full force and effect. At the option of Parent, Parent may at any time within the five (5) Business Day period immediately preceding the Effective Time deliver Equity Rollover Commitments from one or more Persons who, upon such delivery, shall be deemed Contributing Stockholders hereunder.
     Section 4.06 Ownership and Operations of Merger Sub; Lack of Certain Arrangements.
     (a) As of the date of this Agreement, the authorized capital stock of Merger Sub consists of 1,000 shares of common stock, par value $0.01 per share, 100 of which are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned by Parent.

     (b) Neither Parent nor Merger Sub has conducted any business other than incident to its formation and in relation to this Agreement, the Merger and the other transactions contemplated hereby and the financing of such transactions.
     (c) During the three (3) year period immediately preceding the date of this Agreement, none of Parent or Merger Sub or their respective Affiliates has taken any action to cause any of them to be an “interested stockholder” within the meaning of Section 203 of the DGCL.
     (d) Except for the Equity Financing Commitment, the Equity Rollover Commitments, the Interim Investors Agreement and the Voting Agreements, there are no contracts or other understandings or arrangements between Parent, Merger Sub, the Equity Investor or any of their respective Affiliates, on the one hand, and any member of the Company’s management or directors, on the other hand, that relate in any way to the Company, Parent or the transactions contemplated by this Agreement.
     Section 4.07 Finders or Brokers. Except for Merrill Lynch & Co. and Moelis & Company neither Parent nor any of its Subsidiaries has engaged any investment banker, broker or finder in connection with the transactions contemplated by this Agreement who, if the Merger is not consummated, might be entitled to any fee or any commission from the Company.
     Section 4.08 Limited Guarantee. Concurrently with the execution of this Agreement, Parent has delivered to the Company the Limited Guarantee of the Guarantor, with respect to certain matters as specified therein. The Limited Guarantee is in full force and effect.
     Section 4.09 Investigations; Litigation. There are (i) no investigations or proceedings pending or, to the Knowledge of Parent, threatened by any Governmental Entity with respect to Parent or Merger Sub or any of their respective Affiliates or any of their properties or assets, (ii) actions, suits, arbitrations, claims or proceedings pending or, to the Knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries, or any of their respective properties or assets, at Law or in equity, or (iii) orders, judgments or decrees of any Governmental Entity against Parent or Merger Sub, that would have, individually or in the aggregate, a Parent Material Adverse Effect.
     Section 4.10 Solvency. Immediately after giving effect to the Merger and the Financing, assuming the representations and warranties of the Company contained in Article III are accurate in all material respects, and that any estimates, projections or forecasts prepared by the Company and furnished to the parent prior to the date hereof have been prepared in good faith based on reasonable assumptions and the Required Financial Information fairly presents the consolidated financial condition of the Company and its Subsidiaries as at the end of the periods covered thereby and the consolidated results of operations of the Company and its Subsidiaries for the periods covered thereby, as of the Closing Date, (i) the Surviving Corporation and each of its Subsidiaries will be able to pay its liabilities, including contingent and other liabilities, as they become absolute and mature, (ii) the then present fair salable value of the assets of the Surviving Corporation and each of its Subsidiaries will exceed the amount that will be required to pay the probable liabilities on its debts and other liabilities as they become absolute and mature, (iii) the assets of the Surviving Corporation and each of its Subsidiaries, in each case at a fair valuation, will exceed its debts (including contingent liabilities) and (iv) the Surviving Corporation and each of its Subsidiaries will not have an unreasonably small amount of capital to carry on its business as then conducted or proposed to be conducted.
     Section 4.11 No Other Representations. Parent and Merger Sub acknowledge that the Company makes no representations or warranties as to any matter whatsoever except as expressly set forth in Article III. The representations and warranties set forth in Article III are made solely by the Company, and no Representative of the Company shall have any responsibility or liability related thereto.
ARTICLE V
COVENANTS AND AGREEMENTS
     Section 5.01 Conduct of Business.
     (a) From and after the date hereof and prior to the earlier of the Effective Time and the date, if any, on which this Agreement is terminated pursuant to Section 7.01 (the “Termination Date”), and except (i) as may be otherwise required by applicable Law, (ii) with the prior written consent of Parent, which may not be unreasonably withheld, conditioned or delayed, (iii) as expressly contemplated, required or permitted by this Agreement or (iv) as disclosed in Section 5.01 of the Company Disclosure Letter, the Company shall, and shall cause each of its Subsidiaries to, (A) conduct its business in the ordinary course consistent with past practices, and (B) use reasonable best efforts to maintain and preserve intact its business organization, assets and goodwill and relationships with customers, suppliers and others having business dealings with it and to maintain its current rights and franchises and retain the services of its key officers and key employees.
     (b) Without limiting the generality of the foregoing, the Company agrees with Parent that between the date hereof and the earlier of the Effective Time and the Termination Date, except as set forth in Section 5.01 of the Company Disclosure Letter or as otherwise expressly contemplated, required or permitted by this Agreement, the Company shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of Parent, which may not be unreasonably withheld, conditioned or delayed:
     (i) adjust, split, combine, reclassify, redeem, repurchase or otherwise acquire any capital stock or other equity interests or otherwise amend the terms of its capital stock or other equity interests;
     (ii) merge or consolidate the Company or its Subsidiaries with any Person;
     (iii) except for purchases of shares of capital stock or other equity interests in the ordinary course of business from departing employees, make, declare or pay any dividend, or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire or encumber, any shares of its capital stock or other equity interests or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock or other equity interests, except in connection with cashless exercises or similar transactions pursuant to Company Stock Options outstanding as of the date hereof;
     (iv) issue or sell any additional shares of capital stock or other equity interests, any securities convertible into, or any rights, warrants or options to acquire, any such shares of capital stock or other equity interests, except (A) pursuant to the exercise of Company Stock Options outstanding as of the date hereof and in accordance with the terms of such instruments or as required under any Company Benefit Plan or Contract relating to employment and (B) for the annual grants of Company Stock Options and/or Restricted Shares to employees and directors in the ordinary course of business consistent with past practice (other than in respect of 2007, as to which such grants have already been made) provided that such issuances in respect of years subsequent to 2007 shall not exceed in amount or character, in any material respect, the grants made in 2007;
     (v) enter into or amend any Contract with any executive officer, director or other Affiliate of the Company or any of its Subsidiaries or any Person beneficially owning 5% or more of the capital stock of the Company;
     (vi) purchase, sell, lease, license, transfer, mortgage, abandon, encumber or otherwise subject to a Lien or otherwise dispose of, in whole or in part, any properties, rights or assets having a value in excess of $500,000 individually or $2,500,000 in the aggregate, other than in the ordinary course of business;
     (vii) make any capital expenditures in any fiscal year (other than those provided for in the Company’s budget) in excess of $500,000, in the aggregate;
     (viii) except (i) as set forth in Section 5.01(b)(viii) of the Company Disclosure Letter, (ii) advances for business expenses, and (iii) for borrowings under the Company’s existing credit and securitization facilities or in the ordinary course of business and consistent with past practice, incur, create, assume or otherwise become liable for, any indebtedness for borrowed money (including the issuance of any debt security), any capital lease obligations, any guarantee of any such indebtedness or debt securities of any other Person, or any “keep well” or other agreement to maintain any financial statement condition of another Person (such obligations collectively, “Indebtedness”), or amend, modify or refinance any existing Indebtedness, in each case in an amount in excess of $1,500,000 in any transaction or series of related transactions, or in excess of $5,000,000 in the aggregate;
     (ix) (A) make any investment in excess of $1,500,000 individually or $5,000,000 in the aggregate, whether by purchase of stock or securities, contributions to capital, loans to, property transfers, or (B) enter into binding agreements with respect to any such investment, including any additional investment in, or binding agreement with respect to anyinvestment in, Cumulus Media Partners, LLC, except in each case as may be required under Material Contracts in effect as of the date hereof;
     (x) make any acquisition of another Person or business in excess of $2,500,000 individually or $10,000,000 in the aggregate, whether by merger, purchase of stock or securities, contributions to capital, loans to, property transfers, or entering into binding agreements with respect to any such investment or acquisition (including any conditional or installment sale Contract or other retention Contract relating to purchased property); provided, that without Parent’s consent, which may not be unreasonably withheld, conditioned or delayed, the Company shall not acquire or make any investment (or agree to acquire or to make any investment) or change its existing ownership interest (without regard to the dollar baskets set forth above) in any entity that holds, or has an attributable interest in, any license, authorization, permit or approval issued by the FCC if such acquisition or investment would reasonably be expected to delay, impede or prevent receipt of the Initial Order;
     (xi) except in the ordinary course of business consistent with past practice, enter into, renew, extend, materially amend, fail to renew, cancel or terminate any Material Contract or Contract which if entered into prior to the date hereof would be a Material Contract, in each case, other than any Contract relating to Indebtedness that would not be prohibited under clause (viii) of this Section 5.01(b);
     (xii) except to the extent required by Law (including Section 409A of the Code) or by Contracts in existence as of the date hereof, or by the Company Benefit Plans, (A) increase the compensation or benefits of any of its employees, independent contractors or directors, other than increases in base salary in the ordinary course of business consistent with past practice for employees other than executive officers, (B) amend or adopt any compensation or benefit plan, including any pension, retirement, profit-sharing, bonus or other employee benefit or welfare benefit plan with or for the benefit of its employees, independent contractors or directors, or (C) accelerate the vesting of, or the lapsing of restrictions with respect to, any stock options or other stock-based or equity compensation;
     (xiii) compromise, settle or agree to settle, release, dismiss or otherwise dispose of any suit, action, claim, proceeding or investigation (including any suit, action, claim, proceeding or investigation relating to this Agreement or the transactions contemplated hereby), or consent to the same, other than compromises, settlements or agreements in the ordinary course of business consistent with past practice and in any case without the imposition of material equitable relief on, or the admission of wrongdoing by, the Company or any of its Subsidiaries;
     (xiv) amend or waive any material provision of its Governing Documents or, in the case of the Company, enter into any agreement with any of its stockholders in their capacity as such except in the ordinary course of business consistent with past practices;

       (xv) enter into any material non-compete or similar agreement that would by its terms restrict the businesses of the Surviving Corporation or its Subsidiaries or Affiliates following the Effective Time;
       (xvi) enter into any new line of business outside of its existing business;
       (xvii) other than in the ordinary course of business, enter into any new lease or amend the terms of any existing lease of real property which would require payments over the remaining term of such lease in excess of $500,000 individually or $2,500,000 in the aggregate (excluding any renewal terms);
       (xviii) adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of such entity (other than among wholly owned Subsidiaries);
       (xix) implement or adopt any material change in its financial accounting principles, practices or methods, other than as required by GAAP, applicable Law or regulatory guidelines;
       (xx) change any method of Tax accounting, enter into any closing agreement with respect to material Taxes, settle or compromise any material liability for Taxes, make, revoke or change any material Tax election, agree to any adjustment of any material Tax attribute, file or surrender any claim for a material refund of Taxes, execute or consent to any waivers extending the statutory period of limitations with respect to the collection or assessment of material Taxes, file any material amended Tax Return or obtain any material Tax ruling, in each case other than in the ordinary course of business consistent with past practice;
       (xxi) take any action that is intended to result in any of the conditions to effecting the Merger set forth in Sections 6.02 and 6.03 becoming incapable of being satisfied; or
       (xxii) authorize, agree or commit to do any of the foregoing.
     (c) From and after the date hereof and prior to the earlier of the Effective Time or the Termination Date, and except (i) as may be otherwise required by applicable Law or (ii) as expressly contemplated or permitted by this Agreement, neither party shall take any action which is intended to or which would reasonably be expected to (A) materially adversely affect or materially delay the ability of such party to obtain any necessary approvals of any regulatory agency or other Governmental Entity required for the transactions contemplated hereby, to perform its covenants and agreements under this Agreement or to consummate the transactions contemplated hereby or (B) otherwise materially delay or prohibit consummation of the Merger or other transactions contemplated hereby.
     (d) During the period from the date of this Agreement to the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 7.01,

the Company shall, and shall cause each of the Subsidiaries to, without limiting the foregoing provisions of this Section 5.01: (i) use reasonable best efforts to comply in all material respects with the Communications Act and FCC rules in the operation of the Company Stations; (ii) promptly deliver to Parent copies of any material reports or applications filed with the FCC and (iii) promptly notify Parent of any inquiry, investigation or proceeding which to the Knowledge of the Company has been initiated by the FCC relating to the Company Stations.
Section 5.02 Solicitation.
     (a) Notwithstanding any other provision of this Agreement to the contrary, during the period beginning on the date of this Agreement and continuing until 11:59 p.m. (EDST) on September 6, 2007 (the “No-Shop Period Start Date”), the Company and its Subsidiaries and their respective officers, directors, employees, consultants, agents, advisors, affiliates and other representatives (collectively, “Representatives”) shall have the right to directly or indirectly: (i) initiate, solicit and encourage Company Acquisition Proposals, including by way of providing access to non-public information pursuant to (but only pursuant to) one or more Acceptable Confidentiality Agreements; provided that the Company shall promptly provide or make available to Parent any material non-public information concerning the Company or its Subsidiaries that is provided or made available to any Person given such access which was not previously provided or made available to Parent; and (ii) enter into and maintain discussions or negotiations with respect to Company Acquisition Proposals or otherwise cooperate with or assist or participate in, or facilitate any such inquiries, proposals, discussions or negotiations.
     (b) On the No-Shop Period Start Date, the Company shall advise Parent orally and in writing of the number and identities of the Excluded Parties. Subject to Section 5.02(c), and except only as may relate to any Excluded Party, commencing on the No-Shop Period Start Date until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article VII, none of the Company, the Company’s Subsidiaries nor any of their respective Representatives shall, directly or indirectly, (A) initiate, solicit or knowingly encourage (including by way of providing information) the submission of any inquiries, proposals or offers or any other efforts or attempts that constitute or may reasonably be expected to lead to, any Company Acquisition Proposal or engage in any discussions or negotiations with respect thereto (other than to state only that they are not permitted to have discussions) or otherwise cooperate with or assist or participate in, or knowingly facilitate any such inquiries, proposals, discussions or negotiations, or (B) approve or recommend, or publicly propose to approve or recommend, a Company Acquisition Proposal or enter into any merger agreement, letter of intent, agreement in principle, share purchase agreement, asset purchase agreement or share exchange agreement, option agreement or other similar agreement providing for or relating to a Company Acquisition Proposal, or enter into any agreement or agreement in principle requiring the Company to abandon, terminate or fail to consummate the transactions contemplated hereby or breach its obligations hereunder or propose or agree to do any of the foregoing. Subject to Section 5.02(c) and except only as may relate to any Excluded Party, commencing on the No-Shop Period Start Date, the Company shall immediately cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with any Persons conducted theretofore by the Company, its Subsidiaries or any Representatives with respect to any Company Acquisition Proposal and the Company shall use its reasonable best efforts to cause to be returned or destroyed any confidential information provided or made available to any such Person. Notwithstanding anything contained in Section 5.02 to the contrary, any Excluded Party shall cease to be an Excluded Party for all purposes under this Agreement at such time as the Company Acquisition Proposal (as such Company Acquisition Proposal may be revised during the course of ongoing negotiations, in which event it may temporarily cease to satisfy the requirements of Sections 5.02(c)(i), (ii) and (iii), so long as such negotiations are ongoing and there is not, following the No-Shop Period Start Date, a continuous period of greater than five Business Days during which it fails to satisfy the requirements of Sections 5.02(c)(i), (ii) and (iii)) fails, in the good faith judgment of the board of directors of the Company, to satisfy the requirements of Sections 5.02(c)(i), (ii) and (iii).
     (c) Notwithstanding anything to the contrary contained in Section 5.02(b), and in addition to the rights of the Company pursuant to Section 5.02(a), if at any time after the No-Shop Period Start Date and prior to obtaining the Merger Approval, (i) the Company has received a written Company Acquisition Proposal from a third party that the board of directors of the Company (acting through the Special Committee) believes in good faith to be bona fide, (ii) the Special Committee determines in good faith, after consultation with its independent financial advisors and outside counsel, that such Company Acquisition Proposal constitutes or could reasonably be expected to result in a Superior Proposal, and (iii) after consultation with its outside counsel, the Special Committee determines in good faith that the failure to take such action could reasonably be expected to result in a breach of its fiduciary duties under applicable Law, then the Company may (A) furnish information with respect to the Company and its Subsidiaries to the Person making such Company Acquisition Proposal and (B) participate in discussions or negotiations with the Person making such Company Acquisition Proposal regarding such Company Acquisition Proposal; provided, that the Company (x) will not, and will not allow Company Representatives to, disclose any non-public information to such Person without entering into an Acceptable Confidentiality Agreement, and (y) will promptly provide or make available to Parent any non-public information concerning the Company or its Subsidiaries provided or made available to such other Person which was not previously provided or made available to Parent. Notwithstanding anything to the contrary contained in Section 5.02(b) or this Section 5.02(c), after the No-Shop Period Start Date and prior to the Merger Approval, the Company shall in any event be permitted to take the actions described in clauses (A) and (B) above with respect to any Excluded Party. From and after the No-Shop Period Start Date, promptly (within one (1) Business Day) after receipt of any Company Acquisition Proposal or any request for nonpublic information or any inquiry relating to any Company Acquisition Proposal, the Company shall provide Parent with notice of the material terms and conditions of such Company Acquisition Proposal (including the identity of the Person making any such Company Acquisition Proposal). In addition, the Company shall keep Parent reasonably informed on a reasonably prompt basis regarding the status of any such Company Acquisition Proposal.

     (d) Notwithstanding anything in Section 5.02(b) to the contrary, if, at any time prior to obtaining the Merger Approval, the Company receives a Company Acquisition Proposal which the Special Committee concludes in good faith constitutes a Superior Proposal, and, to the extent applicable, after giving effect to any adjustments which may be offered by Parent pursuant to clause (ii) below, the board of directors of the Company (acting through the Special Committee) may (x) effect a Change of Recommendation and/or (y) terminate this Agreement to enter into a definitive agreement with respect to such Superior Proposal if the board of directors of the Company (acting through the Special Committee) determines in good faith, after consultation with its outside counsel, that the failure to take such action would reasonably be expected to result in a breach of its fiduciary duties under applicable Law; provided, however that the Company shall not terminate this Agreement pursuant to the foregoing clause (y), and any purported termination pursuant to the foregoing clause (y) shall be void and of no force or effect, unless concurrently with such termination the Company pays the Termination Fee payable pursuant to Section 7.02(a); provided, further, that neither the board of directors of the Company nor any committee thereof may effect a Change of Recommendation pursuant to the foregoing clause (x) or terminate this Agreement pursuant to the foregoing clause (y) unless:
        (i) the Company shall have provided prior written notice to Parent and Merger Sub, at least three (3) Business Days in advance (the “Notice Period”) of its intention to effect a Change of Recommendation in response to such Superior Proposal or terminate this Agreement to enter into a definitive agreement with respect to such Superior Proposal, which notice shall specify the material terms and conditions of any such Superior Proposal (including the identity of the party making such Superior Proposal), and shall have contemporaneously provided a copy of the relevant proposed transaction agreements with the party making such Superior Proposal; and
       (ii) if the notice is given after the No-Shop Period Start Date, then prior to effecting such Change of Recommendation or terminating this Agreement to enter into a definitive agreement with respect to such Superior Proposal, the Company shall, and shall cause its financial and legal advisors to, during the Notice Period, provide a reasonable opportunity to negotiate with Parent and Merger Sub in good faith (to the extent Parent and Merger Sub desire to negotiate) to make such adjustments in the terms and conditions of this Agreement so that such Company Acquisition Proposal ceases to constitute a Superior Proposal.
In the event of any material revisions to the Superior Proposal, the Company shall be required to deliver a new written notice to Parent and Merger Sub and to again comply with the requirements of this Section 5.02(d) with respect to such new written notice, except that the new Notice Period shall in all events be only three (3) Business Days.
     (e) Any violations of the restrictions set forth in this Section 5.02 by any Representative of the Company or any of its Subsidiaries, other than any of the Contributing Stockholders, shall be deemed to be a breach of this Section 5.02 by the Company.

     (f) Nothing contained in this Section 5.02 or elsewhere in this Agreement shall prohibit the Company from taking and disclosing to its stockholders a position contemplated by Rule 14d-9 and 14e-2(a)(2)-(3) promulgated under the Exchange Act, or from making any required disclosure to the Company’s stockholders if, in the good faith judgment of the Company’s board of directors, failure so to disclose could be inconsistent with its obligations under applicable Law.
Section 5.03 Company Meeting; Preparation of Proxy Statement.
     (a) The Company shall (i) take all action necessary to duly call, give notice of, convene and hold a meeting of its stockholders (the “Company Meeting”) for the purpose of having this Agreement adopted by the stockholders of the Company in accordance with applicable Law as promptly as reasonably practicable after the date of mailing of the Proxy Statement and the Schedule 13E-3, (ii) except to the extent that the board of directors of the Company shall have withdrawn or modified its approval or recommendation of this Agreement as otherwise permitted by this Agreement, use reasonable best efforts to solicit the adoption of this Agreement by the stockholders of the Company, and (iii) except to the extent that the board of directors of the Company shall have withdrawn or modified its approval or recommendation of this Agreement as otherwise permitted by this Agreement, include in the Proxy Statement the Recommendation. Neither the board of directors of the Company nor any committee thereof shall directly or indirectly (x) withdraw (or modify or qualify in a manner adverse to Parent or Merger Sub), or publicly propose to withdraw (or modify or qualify in a manner adverse to Parent or Merger Sub), the Recommendation or (y) make any other public statement in connection with the Company Meeting contrary with such Recommendation (any action described in this clause (x) or (y) being referred to as a “Change of Recommendation”); provided, that at any time prior to obtaining the Merger Approval, the board of directors of the Company may effect a Change of Recommendation (subject to the Company having complied with its obligations under Section 5.02) if the failure to take such action would reasonably be expected to result in a breach of its fiduciary duties under applicable Law. Notwithstanding any Change of Recommendation, unless this Agreement is terminated pursuant to, and in accordance with, Section 7.01, this Agreement shall be submitted to the stockholders of the Company at the Company Meeting for the purpose of adopting this Agreement. If, at any time prior to the Effective Time, any information relating to the Company, Parent or Merger Sub or any of their respective Affiliates should be discovered by the Company, Parent or Merger Sub which should be set forth in an amendment or supplement to the SEC Filings so that the SEC Filings shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, the party that discovers such information shall promptly notify the other parties and, to the extent required by applicable Law, Parent and the Company shall cause an appropriate amendment or supplement describing such information to be promptly filed with the SEC and disseminated by the Company to the Company’s stockholders.
     (b) In connection with the transactions contemplated hereby, Parent and the Company will (i) as promptly as reasonably practicable (and, with respect to filing with the SEC, in any event within thirty (30) Business Days from the date of this Agreement) prepare and file with the SEC the Proxy Statement, (ii) respond as promptly as reasonably practicable to any comments received from the SEC with respect to such SEC filings and will provide copies of such comments to the other promptly upon receipt, (iii) as promptly as reasonably practicable prepare and file any amendments or supplements necessary to be filed in response to any SEC comments or as required by Law, (iv) each use its respective reasonable best efforts to have cleared and will thereafter mail to the Company’s stockholders as promptly as reasonably practicable, the Proxy Statement and all other customary proxy or other materials for meetings such as the Company Meeting to consummate the Merger and the transactions contemplated hereby, (v) to the extent required by applicable Law, as promptly as reasonably practicable prepare, file and distribute to the stockholders of the Company any supplement or amendment to the Proxy Statement if any event shall occur which requires such action at any time prior to the Company Meeting, and (vi) each otherwise use reasonable best efforts to comply with all requirements of Law applicable to the filings to be made with the SEC, the Company Meeting and the Merger. The Company will provide Parent and Merger Sub a reasonable opportunity to review and comment upon the Proxy Statement, or any amendments or supplements thereto, prior to filing the same with the SEC. In connection with the filing of the Proxy Statement, the Company, Parent and Merger Sub will cooperate to (i) concurrently with the preparation and filing of the Proxy Statement, jointly prepare and file with the SEC the Schedule 13E-3 relating to the Merger and the other transactions contemplated hereby and furnish to each other all information concerning such party as may reasonably be requested in connection with the preparation of the Schedule 13E-3, (ii) respond as promptly as reasonably practicable to any comments received from the SEC with respect to such filings and will consult with each other prior to providing such response, (iii) as promptly as reasonably practicable after consulting with each other, prepare and file any amendments or supplements necessary to be field in response to any SEC comments or as required by Law, (iv) have cleared by the SEC the Schedule 13E-3 and (v) to the extent required by applicable Law, as promptly as reasonably practicable prepare, file and distribute to the stockholders of the Company any supplement or amendment to the Schedule 13E-3 if any event shall occur which requires such action at any time prior to the Company Meeting.
Section 5.04 Employee Matters.
     (a) For a period of one year following the Effective Time, Parent shall provide, or shall cause to be provided, to each current employee of the Company and its Subsidiaries (“Company Employees”) annual base salary and base wages, cash incentive compensation opportunities (excluding equity-based compensation) and benefits, in each case, that are no less favorable, in the aggregate, than such annual base salary and base wages, incentive compensation opportunities and benefits provided to the Company Employees immediately prior to the Effective Time.
     (b) For all purposes (excluding for purposes of benefit accrual under any defined benefit pension plan) under the employee benefit plans of Parent, its ERISA Affiliates and its Subsidiaries providing benefits to any Company Employees after the Effective Time (including the Company Benefits Plans) (the “New Plans”), each

Company Employee shall be credited with his or her years of service with the Company, its ERISA Affiliates and its Subsidiaries and their respective predecessors before the Effective Time, to the same extent as such Company Employee was entitled, before the Effective Time, to credit for such service under any similar Company employee benefit plan in which such Company Employee participated or was eligible to participate immediately prior to the Effective Time, provided that the foregoing shall not apply to the extent that its application would result in a duplication of benefits with respect to the same period of service. In addition, and without limiting the generality of the foregoing, to the extent legally permissible, (i) each Company Employee shall be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan is replacing comparable coverage under a Company Benefit Plan in which such Company Employee participated immediately before the Effective Time (such plans, collectively, the “Old Plans”), and (ii) for purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any Company Employee, Parent shall cause all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such employee and his or her covered dependents, unless such conditions would not have been waived under the comparable Old Plans of the Company or its Subsidiaries in which such employee participated immediately prior to the Effective Time and Parent shall cause any eligible expenses incurred by such employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date such employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.
     (c) Upon the Effective Time, Parent shall cause the Surviving Corporation and its Subsidiaries to assume all Company Benefit Plans that require assumption by a successor to the Company in accordance with their terms as in effect immediately before the Effective Time.
     (d) The provisions of this Section 5.04 are solely for the benefit of the parties to this Agreement, and no current or former employee, director or independent contractor or any other individual associated therewith shall be regarded for any purpose as a third-party beneficiary of the Agreement, and nothing herein shall be construed as an amendment to any Company Benefit Plan for any purpose, nor shall limit the right of the Surviving Corporation or any of its Subsidiaries to terminate the employment of any Company Employees at any time.
Section 5.05 Appropriate Action; Consents; Filings.
     (a) Subject to the terms of this Agreement, the parties hereto will use their respective reasonable best efforts to consummate and make effective the transactions contemplated hereby and to cause the conditions of the Merger set forth in Article VI to be satisfied, including (i) in the case of Parent, the obtaining of all necessary approvals under any applicable communication Laws required in connection with this Agreement, the Merger and the other transactions contemplated by this Agreement, including any obligations of Parent in accordance with Section 5.05(b), and making the initial filings and notices related to the satisfaction of the conditions in Sections 6.03(e) and 6.03(f) within thirty (30) days of the date hereof (the “Condition Filing Date”); (ii) the obtaining of all necessary actions or non-actions, consents and approvals from Governmental Entities or other persons necessary in connection with the consummation of the transactions contemplated by this Agreement and the making of all necessary registration and filings (including filings with Governmental Entities, if any) and the taking of all reasonable steps as may be necessary to obtain an approval from, or to avoid an action or proceeding by, any Governmental Entity or other Persons necessary in connection with the consummation of the transactions contemplated by this Agreement; (iii) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions performed or consummated by such party in accordance with the terms of this Agreement, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed; and (iv) the execution and delivery of any additional instruments necessary to consummate the Merger and other transactions to be performed or consummated by such party in accordance with the terms of this Agreement and to fully carry out the purposes of this Agreement.
     (b) In furtherance of the foregoing, except as otherwise contemplated by this Agreement, (i) each of the parties hereto shall promptly (in no event later than fifteen (15) Business Days following the date that this Agreement is executed) make its respective filings, and thereafter make any other required submissions under the HSR Act and any applicable non-U.S. competition or antitrust Laws with respect to the transactions contemplated hereby; (ii) Parent and the Company shall cooperate, and the Company, to the extent not inconsistent with its contractual or fiduciary obligations, shall use reasonable best efforts to cause Cumulus Media Partners, LLC to cooperate, to prepare such applications as may be necessary for submission to the FCC in order to obtain the Initial Order (the “FCC Applications”) and shall promptly file (the earlier of the actual filing date and the date that is forty-five (45) Business Days following the date that this Agreement is executed being the “FCC Filing Date”) such FCC Applications with the FCC; (iii) Parent and/or the Company shall file such applications (the “Divestiture Applications”) with the FCC as may be necessary under the Communications Act and FCC rules and policies which propose the assignment of the Commission Authorizations identified in Section 3.07(e) of the Company Disclosure Letter to third parties or to a divestiture trust (the “Trust”) that would, upon consummation, enable Parent to be in compliance with the FCC Media Ownership Rules as of the Effective Time, and (iv) each of Parent and the Company shall (A) diligently take, or cooperate in the taking of, all necessary, desirable and proper actions, and provide any additional information, reasonably required or requested by the FCC with respect to the FCC Applications and the Divestiture Applications; (B) keep the other informed of any material communications (including any meeting, conference or telephonic call) and will provide the other copies of all correspondence between it (or its advisors) and the FCC with respect to the FCC Applications and the Divestiture Applications; (C) permit the other to review any material communication relating to the FCC Applications and the Divestiture Applications to be given by it to the FCC; (D) notify the other in the event it becomes aware of any other facts, actions, communications or occurrences that might directly or indirectly affect Parent’s or the Company’s intent or ability to effect prompt FCC approval of the FCC Applications and the Divestiture Applications; (E) oppose, and the Company shall, to the extent not inconsistent with its contractual or fiduciary obligations, use reasonable best efforts to cause Cumulus Media Partners, LLC to oppose, any petitions to deny or other objections filed with respect to the FCC Applications or the Divestiture Applications and any requests for reconsideration or judicial review of the Initial Order; and (F) not take, and the Company shall, to the extent not inconsistent with its contractual or fiduciary obligations, use reasonable best efforts to cause Cumulus Media Partners, LLC not to take, any action that would reasonably be expected to materially delay, materially impede or prevent receipt of the Initial Order or the FCC’s grant of the Divestiture Applications. The fees required by the FCC for the filing of the FCC Applications and the Divestiture Applications shall be borne one-half by Parent (on behalf of Merger Sub) and one-half by the Company. The procedures for any Divestiture (including the selection of specific stations) shall be subject to coordination, review and reasonable approval of Parent and the Company.
     (c) Each of Parent and the Company shall give and the Company shall, to the extent not inconsistent with its contractual or fiduciary obligations, use reasonable best efforts to cause Cumulus Media Partners, LLC to give, any notices to third parties, and Parent and the Company shall use, and the Company shall, to the extent not inconsistent with its contractual or fiduciary obligations, use reasonable best efforts to cause Cumulus Media Partners, LLC to use, its reasonable best efforts to obtain any third party consents not covered by paragraphs (a) and (b) above, necessary, proper or advisable to consummate the Merger. Each of the parties hereto will furnish to the other such necessary information and reasonable assistance as the other may request in connection with the preparation of any required governmental filings or submissions and will cooperate in responding to any inquiry from a Governmental Entity, including immediately informing the other party of such inquiry, consulting in advance before making any presentations or submissions to a Governmental Entity, and supplying each other with copies of all material correspondence, filings or communications between either party and any Governmental Entity with respect to this Agreement.
     (d) Parent and the Company acknowledge that license renewal applications (each, a “Renewal Application”) may be pending before the FCC with respect to the Company Stations (each, a “Renewal Station”). In order to avoid disruption or delay in the processing of the FCC Applications and the Divestiture Applications, the Company agrees to use its reasonable best efforts to promptly prosecute and resolve any issues with respect to pending Renewal Applications. Parent and the Company agree, to the extent reasonably necessary, to request that the FCC apply its policy permitting license assignments and transfers in transactions involving multiple markets to proceed, notwithstanding the pendency of one or more license renewal applications. Parent and the Company agree to make such representations and undertakings as necessary or appropriate to invoke such policy, including undertakings to assume the position of applicant with respect to any pending license renewal applications, and to assume the risks relating to such applications. To the extent reasonably necessary to expedite grant of a Renewal Application, and thereby facilitate grant of the FCC Applications and the Divestiture Applications, Parent and the Company shall enter into tolling agreements with the FCC with respect to the relevant Renewal Application as necessary or appropriate to extend the statute of limitations for the FCC to determine or impose a forfeiture penalty against such Renewal Station in connection with any pending complaints, investigations, letters of inquiry, or other proceedings, including, but not limited to, complaints that such Renewal Station aired programming that contained obscene, indecent or profane material (a “Tolling Agreement”). Parent and the Company shall consult in good faith with each other prior to entering into any such Tolling Agreement. Section 5.05(d) of the Company Disclosure Letter sets forth all radio stations owned by the Company or any Subsidiary of the Company with Renewal Applications pending as of the date of this Agreement.
     (e) In addition to the filing of any Divestiture Applications as may be required by the Communications Act and FCC rules and policies, each of Parent and the Company agree to, and shall cause its Subsidiaries to, timely use their reasonable best efforts to take any and all steps necessary to avoid or eliminate each and every impediment and obtain all consents under any antitrust, competition or communications or broadcast law (including the FCC Media Ownership Rules) that may be required by any U.S. federal, state or local antitrust or competition Governmental Entity, or by the FCC, in each case with competent jurisdiction, so as to enable the parties to close the transactions contemplated by this Agreement as promptly as practicable, including committing to or effecting, by consent decree, hold separate orders, trust or otherwise, the Divestiture of such assets as are required to be divested in order to obtain the Initial Order, or to avoid the entry of, or to effect the dissolution of or vacate or lift, any Order, that would otherwise have the effect of preventing or materially delaying the consummation of the Merger and the other transactions contemplated by this Agreement.
     (f) The Company agrees to use, and cause its Subsidiaries to use and the Company shall, to the extent not inconsistent with its contractual or fiduciary obligations, use reasonable best efforts to cause Cumulus Media Partners, LLC to use, reasonable best efforts to correct any errors, inconsistencies or other problems with the Commission Authorizations.
     (g) Within thirty (30) Business Days of the date of this Agreement, the Company shall amend Section 3.07(e) of the Company Disclosure Letter to include a list of all unrated markets where the number of total radio stations or the number of radio stations in a particular radio service (AM or FM) owned by the Company or any Subsidiary of the Company (or in which the Company or any Subsidiary of the Company otherwise holds an attributable ownership interest under FCC Media Ownership Rules) exceeds the current ownership limits set forth in the FCC Media Ownership Rules. Such list shall include the total number of radio stations in such market, the number of radio stations that can be owned by a single party under the FCC Media Ownership Rules in that market, and an identification of the radio stations in the market attributable to the Company.
     Section 5.06 Takeover Statute. If any “fair price,” “moratorium,” “business combination,” “control share acquisition” or other form of anti-takeover statute or regulation shall become applicable to the Merger or the other transactions contemplated by this Agreement after the date of this Agreement, each of the Company and Parent and the members of their respective boards of directors shall grant such approvals and take such actions as are reasonably necessary so that the Merger and the other transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated herein and otherwise act to eliminate or minimize the effects of such statute or regulation on the Merger, and the other transactions contemplated hereby.
     Section 5.07 Public Announcements. The Company and Parent will consult with and provide each other the reasonable opportunity to review and comment upon any press release or other public statement or comment prior to the issuance of such press release or other public statement or comment relating to this Agreement or the transactions contemplated herein and shall not issue any such press release or other public statement or comment prior to such consultation except as may be required by applicable Law or by obligations pursuant to any listing agreement with any national securities exchange. Parent and the Company agree that the press release announcing the execution and delivery of this Agreement shall be a joint release of Parent and the Company.
     Section 5.08 Indemnification and Insurance.
                    (a) Parent and Merger Sub agree that all rights to exculpation, indemnification and advancement of expenses for acts or omissions occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, now existing in favor of the current or former directors, officers or employees, as the case may be, of the Company or its Subsidiaries as provided in their respective certificates of incorporation or by-laws or other organizational documents or in any agreement as in effect on the date hereof and which has previously been made available to Parent shall survive the Merger and shall continue in full force and effect to the extent provided in the following sentence. Parent and the Surviving Corporation shall maintain in effect any and all exculpation, indemnification and advancement of expenses provisions of the Company’s and any of its Subsidiaries’ certificates of incorporation and by-laws or similar organizational documents in effect immediately prior to the Effective Time or in any indemnification agreements of the Company or its Subsidiaries with any of their respective current or former directors, officers or employees in effect as of the date hereof and which has previously been provided to Parent, and shall not, for a period of six years from the date hereof, amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any individuals who at the Effective Time were current or former directors, officers or employees of the Company or any of its Subsidiaries and all rights to indemnification thereunder in respect of any Action pending or asserted or any claim made within such period shall continue until the disposition of such Action or resolution of such claim.
                    (b) From and after the Effective Time, the Surviving Corporation shall, Parent shall cause the Surviving Corporation to, and Parent shall, in each case to the fullest extent permitted under applicable Law, jointly and severally indemnify and hold harmless (and advance funds in respect of each of the foregoing) each current and former director, officer or employee of the Company or any of its Subsidiaries (each, together with such person’s heirs, executors or administrators, an “Indemnified Party”)

against any costs or expenses (including advancing reasonable attorneys’ fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Party to the fullest extent permitted by Law upon the receipt of any undertaking to the extent required by DGCL), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (an “Action”), arising out of, relating to or in connection with any action or omission occurring or alleged to have occurred whether before or at the Effective Time, including with respect to this Agreement, in connection with such persons serving as an officer, director or other fiduciary in any entity if such service was at the request or for the benefit of the Company.
                    (c) For a period of six (6) years from the Effective Time, Parent and the Surviving Company shall either cause to be maintained in effect the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company and its Subsidiaries or cause to be provided substitute policies or purchase or cause the Surviving Corporation to purchase, a “tail policy,” in either case of at least the same coverage and amounts and otherwise containing terms and conditions that are not less advantageous in the aggregate than the Company’s current policies with respect to matters arising on or before the Effective Time; provided, however, that after the Effective Time, Parent shall not be required to pay with respect to such insurance policies in respect of any one policy year annual premiums in excess of 300% of the last annual premium paid by the Company prior to the date hereof (which annual amount the Company represents and warrants is set forth in Section 5.08(c) of the Company Disclosure Letter) in respect of the coverage required to be obtained pursuant hereto, but in such case where the payment would otherwise exceed such amount shall purchase as much coverage as is available for such amount. At the Company’s option, the Company may purchase, prior to the Effective Time, a six-year pre-paid “tail policy” on terms and conditions (in both amount and scope) providing substantially equivalent benefits as the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company and its Subsidiaries with respect to matters arising on or before the Effective Time, covering without limitation the transactions contemplated hereby.
                    (d) The rights of each Indemnified Party hereunder shall be in addition to, and not in limitation of, any other rights such Indemnified Party may have under the Company Charter, the Governing Documents of the Company or any of its Subsidiaries or the Surviving Corporation, any other indemnification agreement or arrangement, the DGCL or otherwise. The provisions of this Section 5.08 shall survive the consummation of the Merger and, notwithstanding any other provision of this Agreement that may be to the contrary, expressly are intended to benefit, and are enforceable by, each of the Indemnified Parties.
                    (e) In the event Parent, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in either such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume all of the obligations set forth in this Section 5.08. The agreements and covenants contained herein shall not be deemed to be exclusive of any other rights to which any Indemnified Party is entitled, whether pursuant to Law, contract or otherwise. Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries or their respective officers, directors and employees, it being understood and agreed that the indemnification provided for in this Section 5.08 is not prior to, or in substitution for, any such claims under any such policies.
     Section 5.09 Financing.
                    (a) The Company shall provide, and shall cause its Subsidiaries to, and shall use its reasonable best efforts to cause their respective Representatives, including legal and accounting, to provide all cooperation reasonably requested by Parent in connection with the arrangement of the Debt Financing, whether pursuant to the Debt Financing Commitment or any New Financing Commitment(s) (provided, that such requested cooperation does not (i) unreasonably interfere with the ongoing operations of the Company or any of its Subsidiaries, (ii) cause in and of itself any representation or warranty in this Agreement to be breached, (iii) cause any condition to the Closing to fail to be satisfied or otherwise cause any breach of this Agreement or any material Contract to which the Company or any of its Subsidiaries is a party or (iv) involve any binding commitment by the Company or any of its Subsidiaries which commitment is not conditioned on the Closing and does not terminate without liability to the Company and its Subsidiaries upon the termination of this Agreement). Without limiting the generality of the foregoing, such cooperation shall include (i) participation in a reasonable number of meetings, presentations, road shows, due diligence sessions and sessions with rating agencies, (ii) assisting with the preparation of materials for rating agency presentations, offering documents, bank information memoranda and similar documents required in connection with the Debt Financing; provided that, any such memoranda or prospectuses shall contain disclosure and financial statements with respect to the Company or the Surviving Corporation reflecting the Surviving Corporation and/or its Subsidiaries as the obligor, (iii) executing and delivering any pledge and security documents, other definitive financing documents, or other certificates, legal opinions or documents as may be reasonably requested by Parent (including a certificate of the chief financial officer of the Company or any Subsidiary with respect to solvency matters and consents of accountants for use of their reports in any materials relating to the Debt Financing) and otherwise reasonably facilitating the pledging of collateral, (iv) furnishing Parent and its Financing sources as promptly as practicable with financial and other pertinent information regarding the Company as may be reasonably requested by Parent (it being understood that the Company shall have no obligation to provide audited financial statements other than those prepared in the ordinary course) (the “Required Financial Information”), (v) using reasonable best efforts to obtain accountants’ comfort letters, legal opinions, survey and title insurance as reasonably requested by Parent, (vi) providing monthly financial statements (excluding footnotes) within the time frame, and to the extent, the

Company prepares such financial statements, (vii) taking all actions reasonably necessary to (A) permit the prospective lenders involved in the Financing to evaluate the Company’s current assets, cash management and accounting systems, policies and procedures relating thereto for the purpose of establishing collateral arrangements and (B) establish bank and other accounts and blocked account agreements and lock box arrangements in connection with the foregoing, (viii) entering into one or more credit or other agreements on terms satisfactory to Parent in connection with the Debt Financing immediately prior to the Effective Time; (ix) entering into an amendment to, and obtaining a commitment in respect of, the Company’s current senior bank credit facility, as further described on Exhibit 5.09(a); and (x) taking all corporate actions, subject to the occurrence of the Closing, reasonably requested by Parent to permit the consummation of the Debt Financing and the direct borrowing or incurrence of all of the proceeds of the Debt Financing by the Surviving Corporation immediately following the Effective Time; provided, that none of the Company or any of its Subsidiaries shall be required to pay any commitment or other similar fee or incur any other liability prior to the Effective Time.
                    (b) Parent shall use its reasonable best efforts to obtain the Financing on the terms and conditions described in the Financing Commitments or terms that would not adversely impact, in any material respect, the ability of Parent or Merger Sub to consummate the transactions contemplated hereby, including using its reasonable best efforts (i) to negotiate definitive documentation reflecting the terms and conditions contained in the Financing Commitments (or other terms that would not adversely impact, in a material respect, the ability of Parent or Merger Sub to consummate the transactions contemplated hereby), (ii) to satisfy all conditions applicable to Parent that are within Parent’s control in such definitive agreements and consummate the Financing at or prior to the Closing and (iii) to comply with its obligations under the Financing Commitments. Parent shall give the Company prompt notice upon becoming aware of any material breach by any party of the Financing Commitments or any termination of the Financing Commitments, and otherwise keep the Company reasonably informed of the status of the Financing (or any replacement thereof). Without limiting the foregoing, Parent agrees to notify the Company promptly if at any time prior to the Closing Date (i) the Financing Commitments shall expire or be terminated for any reason, (ii) any financing source that is a party to the Financing Commitments notifies Parent that such source no longer intends to provide financing to Parent on the terms set forth therein, or (iii) for any reason Parent no longer believes in good faith that it will be able to obtain all or any portion of the financing contemplated by the Financing Commitments.
     Section 5.10 Access; Confidentiality. The Company shall (i) afford to Parent, and to Parent’s officers, employees, accountants, counsel, consultants, financial advisors and other Representatives and financing sources, reasonable access during normal business hours to all of its and its Subsidiaries’ properties, Contracts, books and records and to those officers, employees and agents of the Company to whom Parent reasonably requests access, (ii) permit Parent to make copies and inspections thereof as Parent may reasonably request, and (iii) furnish, as promptly as practicable, to Parent all information concerning its and its Subsidiaries’ business, properties, personnel and financial information as Parent may reasonably request. Except for disclosures expressly permitted by the terms of the Confidentiality Agreement, Parent shall hold, and shall cause its officers, employees, accountants, counsel, financial advisors and other

Representatives to hold, all information received from the Company or its Representatives, directly or indirectly, in confidence in accordance with the Confidentiality Agreement.
     Section 5.11 Notification of Certain Matters. The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of (i) any notice or other communication received by such party from any Governmental Entity in connection with the Merger or the other transactions contemplated hereby or from any person alleging that the consent of such person is or may be required in connection with the Merger or the other transactions contemplated hereby, if the subject matter of such communication or the failure of such party to obtain such consent would be material to the Company, the Surviving Corporation or Parent, (ii) any actions, suits, claims, investigations or proceedings commenced or, to such party’s Knowledge, threatened against, relating to or involving or otherwise affecting such party or any of its Subsidiaries which relate to the Merger or the other transactions contemplated hereby, (iii) the discovery of any fact or circumstance that, or the occurrence or non-occurrence of any event the occurrence or non-occurrence of which, would reasonably be likely to cause or result in any of the Conditions to the Merger set forth in Article VI not being satisfied or satisfaction of those conditions being materially delayed in violation of any provision of this Agreement; provided, however, that the delivery of any notice pursuant to this Section 5.11 shall not (x) cure any breach of, or non-compliance with, any other provision of this Agreement or (y) limit the remedies available to the party receiving such notice; and, provided, further, that the failure to give prompt notice hereunder pursuant to clause (iii) shall not constitute a failure of a condition to the Merger set forth in Article VI except to the extent that the underlying fact or circumstance not so notified would standing alone constitute such a failure. The Company shall notify Parent, on a reasonably current basis, of any events or changes with respect to any regulatory investigation or action involving the Company or any of its Affiliates, and shall reasonably cooperate with Parent and its Affiliates in efforts to mitigate any adverse consequences to Parent or its Affiliates which may arise (including by coordinating and providing assistance in meeting with regulators).
     Section 5.12 Rule 16b-3. Prior to the Effective Time, the Company shall be permitted to take such steps as may be reasonably necessary or advisable hereto to cause dispositions of Company equity securities (including derivative securities) pursuant to the transactions contemplated by this Agreement by each individual who is a director or officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act in accordance with that certain No-Action Letter dated January 12, 1999 issued by the SEC regarding such matters.
     Section 5.13 Control of Operations. Without in any way limiting any party’s rights or obligations under this Agreement, the parties understand and agree that (i) nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the Company’s operations prior to the Effective Time, and (ii) prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations.
     Section 5.14 Certain Transfer Taxes. Any liability arising out of any real estate transfer Tax with respect to interests in real property owned directly or indirectly by the Company or any of its Subsidiaries immediately prior to the Merger, if applicable and due with respect to the Merger, shall be borne by the Surviving Corporation and expressly shall not be a liability of stockholders of the Company.
     Section 5.15 Obligations of Merger Sub. Parent shall take all action necessary to cause Merger Sub and the Surviving Corporation to perform their respective obligations under this Agreement and the Financing Commitments.
     Section 5.16 Resignation of Directors. At the Closing, except as otherwise may be agreed by Parent, the Company shall deliver to Parent evidence reasonably satisfactory to Parent of the resignation of all directors of the Company. Upon the request of Parent, as specified by Parent reasonably in advance of the Closing, the Company will seek to obtain the resignation of all directors of Subsidiaries of the Company, in each case, effective at the Effective Time.
ARTICLE VI
CONDITIONS TO THE MERGER
     Section 6.01 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each party to effect the Merger shall be subject to the fulfillment (or waiver by all parties to the extent permitted by Law) at or prior to the Effective Time of the following conditions:
                    (a) the Merger Approval shall have been obtained;
                    (b) no Governmental Entity of competent jurisdiction shall have enacted, issued or entered any restraining order, preliminary or permanent injunction or similar order or legal restraint or prohibition which remains in effect that enjoins or otherwise prohibits consummation of the Merger; and
                    (c) the waiting period under the HSR Act (and any extension thereof) shall have expired or been terminated.
     Section 6.02 Conditions to Obligation of the Company to Effect the Merger. The obligation of the Company to effect the Merger is further subject to the fulfillment or waiver by the Company of the following conditions:
                    (a) the representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct in all respects (disregarding, for purposes of this Section 6.02(a) only, all qualifications or limitations as to “materiality-”, “Parent Material Adverse Effect” and words of similar import set forth therein) except where the failure of such representations and warranties to be so true and correct would not, individually or in the aggregate, have a Parent Material Adverse Effect, in each case when made and as of the Closing Date as though made on the Closing Date (other than to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date);

                    (b) Parent and Merger Sub shall have in all material respects performed all obligations and complied with all covenants required by this Agreement to be performed or complied with by them prior to the Effective Time;
                    (c) Parent shall have delivered to the Company a certificate, dated as of the Closing Date and signed by its Chief Executive Officer or another senior executive officer, certifying to the effect that the conditions set forth in Section 6.02(a) and 6.02(b) have been satisfied; and
                    (d) the Initial Order shall have been granted without any conditions materially adverse to the Company; provided, however, that the simultaneous consummation by Parent of any Divestiture proposed in the Divestiture Applications will not be deemed to be a materially adverse condition or considered in determining whether there is a materially adverse condition.
     Section 6.03 Conditions to Obligation of Parent and Merger Sub to Effect the Merger. The obligation of Parent and Merger Sub to effect the Merger is further subject to the fulfillment or waiver by Parent and Merger Sub of the following conditions:
                    (a) the representations and warranties of the Company set forth in (i) Section 3.02 shall be true and correct in all but de minimis respects, (ii) Sections 3.04(a) and 3.19 shall be true and correct in all respects and (iii) the remainder of Article III shall be true and correct in all respects (disregarding, for purposes of this Section 6.03(a) only, all qualifications or limitations as to “materiality”, “Company Material Adverse Effect” and words of similar import set forth therein other than those contained in Sections 3.05(b) and 3.09(b)), except, in the case of this clause (iii) only, where the failure of such representations and warranties to be so true and correct would not, individually or in the aggregate, have a Company Material Adverse Effect, in each case when made and as of the Closing Date as though made on the Closing Date (other than to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date);
                    (b) the Company shall have in all material respects performed all obligations and complied with all covenants required by this Agreement to be performed or complied with by it prior to the Effective Time;
                    (c) the Company shall have delivered to Parent a certificate, dated as of the Closing Date and signed by its Chief Executive Officer or another senior executive officer, certifying to the effect that the conditions set forth in Section 6.03(a) and Section 6.03(b) have been satisfied;
                    (d) the Company shall have delivered to Parent a statement of non-U.S. real property interest status in accordance with Treasury Regulation 1.1445-2(c)(3);
                    (e) the SEC shall have (i) approved in the application of each investment advisory or broker-dealer affiliate of Merrill Lynch & Co., Inc. pursuant to Section 9(c) of the Investment Company Act regarding the exemption of the Company (and any Person that may become affiliated with the Company following the Closing)

from any of the prohibitions set forth in Section 9(a) of the Investment Company Act and (ii) granted waivers of disqualifications under Regulation A, Rule 505 of Regulation D, and Regulation E promulgated under the Securities Act with respect to Merrill Lynch & Co., Inc. and its affiliates, in each case of subclause (i) and (ii), that apply, or that may become applicable, as a result of the Final Judgment;
                    (f) (i) no self-regulatory organization (a “SRO”) in which each broker-dealer affiliated with Merrill Lynch & Co., Inc. is a member, has objected to such broker-dealer becoming affiliated or associated with the Company;
                    (g) the Initial Order shall have been granted without any conditions materially adverse to Parent and Merger Sub and shall have become a Final Order; provided, however, that the simultaneous consummation by Parent of any Divestiture proposed in the Divestiture Applications will not be deemed to be a materially adverse condition or considered in determining whether there is a materially adverse condition; and
                    (h) since the date of this Agreement, there shall not have been a Company Material Adverse Effect.
     Section 6.04 Frustration of Closing Conditions; Company Expenses.
                    (a) Neither the Company nor Parent may rely, either as a basis for not consummating the Merger or terminating this Agreement and abandoning the Merger, on the failure of any condition set forth in Section 6.01, 6.02 or 6.03, as the case may be, to be satisfied if such failure was caused by such party’s breach in any material respect of any provision of this Agreement or failure to use all reasonable best efforts to consummate the Merger and the other transactions contemplated hereby, as required by and subject to Section 5.05.
                    (b) In the event that the conditions set forth in Sections 6.03(e) and 6.03(f) have not been satisfied or waived by Parent on or before the date that is six (6) months plus fifteen days after the date hereof, Parent shall pay all of the reasonable and documented out-of-pocket expenses and fees (including reasonable attorneys fees) incurred by the Company prior to such date in connection with this Agreement and the transactions contemplated by this Agreement up to a maximum amount of $7.5 million (the “Company Expenses”), within two (2) Business Days after receipt of such documentation, by wire transfer of same day funds.
ARTICLE VII
TERMINATION
     Section 7.01 Termination or Abandonment. Notwithstanding anything contained in this Agreement to the contrary, this Agreement may be terminated and abandoned at any time prior to the Effective Time, whether before or after any approval of the matters presented in connection with the Merger by the stockholders of the Company:

                    (a) by the mutual written consent of the Company and Parent;
                    (b) by either the Company or Parent, if:
                         (i) (A) the Effective Time shall not have occurred on or before 5:00 p.m. (EST) on the date (such date, as may be extended in accordance with this Section 7.01(b)(i), the “End Date”) that is twelve (12) months after the date of this Agreement; and (B) the party seeking to terminate this Agreement pursuant to this Section 7.01(b)(i) shall not have breached in any material respect its obligations under this Agreement in any manner that shall have proximately caused the failure to consummate the Merger on or before such date; provided, that, if, as of the End Date, all conditions to this Agreement shall have been satisfied or waived (other than those that are satisfied by action taken at the Closing, and other than the condition set forth in Section 6.01(c), Section 6.02(d) or Section 6.03(g)), then either the Company or Parent may, by written notice to the other party, extend the End Date from time to time to a date that is on or before the date this is eighteen (18) months after the date of this Agreement;
                         (ii) if any Governmental Entity of competent jurisdiction shall have issued or entered an injunction or similar legal restraint or order permanently enjoining or otherwise prohibiting the consummation of the Merger and such injunction, legal restraint or order shall have become final and non-appealable, provided that the party seeking to terminate this Agreement pursuant to this Section 7.01(b)(ii) shall have used such reasonable best efforts as may be required by Section 5.05 to prevent, oppose and remove such injunction; or
                         (iii) if the Merger Approval shall not have been obtained at the Company Meeting or any adjournment or postponement thereof at which a vote on the adoption of this Agreement was taken; provided, however, the Company shall not have the right to terminate this Agreement under this Section 7.01(b)(iii) if the Company or any of its Representatives has failed to comply in any material respect with its obligations under Section 5.02 or Section 5.03.
                    (c) by the Company:
                         (i) if Parent or Merger Sub shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would result in a failure of a condition set forth in Section 6.01 or Section 6.02 and (ii) cannot be cured by the End Date, provided that the Company shall have given Parent written notice, delivered at least thirty (30) days prior to such termination, stating the Company’s intention to terminate this Agreement pursuant to this Section 7.01(c)(i) and the basis for such termination, provided, further that, the Company shall not have the right to terminate this Agreement pursuant to this Section 7.01(c)(i) if it is then in material breach of any representations, warranties, covenants or other agreements hereunder;
                         (ii) prior to obtaining the Merger Approval, in accordance with, and subject to the terms and conditions of, Section 5.02(d); or

                         (iii) if Parent has failed to consummate the Merger on or prior to the End Date and all of the conditions in Section 6.01 and 6.03 have been satisfied as of the time of termination (other than those that are satisfied by action taken at the Closing).
                    (d) by Parent, if:
                         (i) the Company shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would result in a failure of a condition set forth in Section 6.01 or Section 6.03 to be satisfied and (ii) cannot be cured by the End Date, provided that Parent shall have given the Company written notice, delivered at least thirty (30) days prior to such termination, stating Parent’s intention to terminate this Agreement pursuant to this Section 7.01(d)(i) and the basis for such termination, provided, that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.01(d)(i) if it or Merger Sub is then in material breach of any representations, warranties, covenants or other agreements hereunder; or
                         (ii) the board of directors of the Company or any committee thereof (A) effects a Change of Recommendation or publicly proposes to effect a Change of Recommendation, (B) fails to include in the Proxy Statement its recommendation to the Company’s stockholders that they give the Merger Approval, (C) approves, adopts, endorses, recommends or enters into, or publicly proposes to approve, adopt, endorse, recommend or enter into, a letter of intent, agreement in principle or definitive agreement for any Company Acquisition Proposal, (D) within five (5) Business Days of a request by Parent for the Company to reaffirm the Recommendation following the date of a Company Acquisition Proposal or any material modification thereto is first published or sent or given to the stockholders of the Company, the Company fails to issue a press release that reaffirms the Recommendation, or (E) fails to recommend against acceptance of a tender or exchange offer for any outstanding shares of capital stock of the Company that constitutes a Company Acquisition Proposal (other than by Parent or any of its Affiliates), including, for these purposes, by taking no position with respect to the acceptance of such tender offer or exchange offer by its stockholders, which shall constitute a failure to recommend against acceptance of such tender offer or exchange offer, within ten (10) Business Days after commencement.
     In the event of termination of this Agreement pursuant to this Section 7.01, this Agreement shall forthwith become null and void and there shall be no liability or obligation on the part of the Company, Parent, Merger Sub or their respective Subsidiaries or Affiliates, except that the Confidentiality Agreement, the Limited Guarantee (only to the extent reflected therein) and the provisions of this paragraph of Section 7.01, Section 7.02 and Article VIII will survive the termination hereof; provided, however, that, without limiting the right to receive any payment pursuant to Section 7.02, the Company agrees that, to the extent it has incurred losses or damages in connection with this Agreement, the maximum aggregate liability of Parent and Merger Sub for such losses or damages shall be limited to an amount equal to the amount of the Limited Guarantee (to the extent any amount is payable thereunder), and in no event shall the Company seek equitable relief or seek to recover any money damages in excess of such amount from Parent, Merger Sub, the Equity Investor or any Contributing Stockholder or any of their respective Representatives or Affiliates. Parent and Merger Sub agree that, to the extent they have incurred losses or damages in connection with this Agreement, the maximum aggregate liability of the Company for such losses or damages shall be limited to an amount equal to the amount of the Termination Fee (to the extent any amount is payable under Section 7.02), and in no event shall Parent and Merger Sub seek to recover any money damages in excess of such amount from the Company or any of its Representatives or Affiliates.
     Section 7.02 Termination Fees.
                    (a) In the event that:
                         (i) (A) a bona fide Company Acquisition Proposal shall have been made known to the Company or shall have been made directly to its stockholders or any Person shall have publicly announced an intention to make a Company Acquisition Proposal, or a Company Acquisition Proposal shall have otherwise become publicly known (and in any such case not withdrawn, expired or otherwise terminated) and (B) following the occurrence of an event described in the preceding clause (A), this Agreement is terminated by the Company or Parent pursuant to Section 7.01(b)(i) or Section 7.01(b)(iii) or Section 7.01(d)(i) and (C) the Company enters into, or submits to the stockholders of the Company for adoption, a definitive agreement with respect to any Company Acquisition Proposal, or consummates any Company Acquisition Proposal, within nine (9) months of the date this Agreement is terminated, which in each case, need not be the same Company Acquisition Proposal that shall have been publicly announced or made known at or prior to termination of this Agreement (provided that for purposes of clause (C) of this Section 7.02(a)(i), the references to “20%” in the definition of Company Acquisition Proposal shall be deemed to be references to “50%”);
                         (ii) this Agreement is terminated by the Company pursuant to Section 7.01(c)(ii); or
                         (iii) this Agreement is terminated by Parent pursuant to Section 7.01(d)(ii);
then in any such event under clause (i), (ii) or (iii) of this Section 7.02(a), the Company shall pay as directed by Parent the Termination Fee, less the amount of any Parent Expenses previously paid to Parent (if any), by wire transfer of same day funds, it being understood that in no event shall the Company be required to pay the Termination Fee on more than one occasion. “Termination Fee” shall mean an amount equal to $15 million, except (x) in the event that this Agreement is terminated by the Company prior to 11:59 p.m. (EDST) on September 21, 2007 pursuant to Section 7.01(c)(ii), or (y) in the event that this Agreement is terminated by Parent prior to 11:59 p.m. (EDST) on September 21, 2007 pursuant to Section 7.01(d)(ii), and in each case such a right of termination is based on the submission of a Company Acquisition Proposal by an Excluded Party in accordance with Section 5.02, then the Termination Fee shall mean an amount equal to $7.5 million.

                    (b) In the event that:
                         (i) the Company shall terminate this Agreement pursuant to Section 7.01(c)(i) and at the time of such termination there is no state of facts or circumstances that would reasonably be expected to cause the conditions in Section 6.01 or Section 6.03 not to be satisfied on the End Date assuming the Closing was scheduled on the End Date;
                         (ii) the Company shall terminate this Agreement pursuant to Section 7.01(c)(iii);
                         (iii) Parent shall terminate this Agreement pursuant to Section 7.01(b)(i) and the condition set forth in either Section 6.03(e) or 6.03(f) shall not have been satisfied or waived; or
                         (iv) the Company shall terminate this Agreement pursuant to Section 7.01(b)(i) and the condition set forth in Section 6.02(d) shall not have been satisfied, or Parent shall terminate this Agreement pursuant to Section 7.01(b)(i) and the condition set forth in Section 6.03(g) shall not have been satisfied, and in either case the failure of the condition was the direct consequence of specific identified problems associated directly with Merrill Lynch & Co., Inc.’s attributable interests under the FCC’s Media Ownership Rules;
then in any such event under clause (i) or (ii) of this Section 7.02(b), Parent shall pay to the Company a termination fee of $15 million in cash (less the amount of any Company Expenses previously paid to the Company); in such event under clause (iii) of this Agreement, Parent shall pay to the Company a termination fee of $7.5 million (less the amount of any Company Expenses previously paid to the Company), plus interest thereon calculated at the rate of 7.5% per annum, compounded quarterly, from the date nine (9) months after the date hereof until the date paid; and in such event under clause (iv) of this Section 7.02(b), Parent shall pay to the Company a termination fee of $7.5 million in cash, (less the amount of any Company Expenses previously paid to the Company) (any of the foregoing, the “Parent Termination Fee”), it being understood that in no event shall Parent be required to pay the Parent Termination Fee on more than one occasion.
                    (c) Any payment required to be made pursuant to clause (i) of Section 7.02(a) shall be made at the direction of Parent to any Person that is a U.S. person for U.S. federal income tax purposes, promptly on the date of the earliest of the execution of a definitive agreement with respect to, submission to the stockholders of, or the consummation of, any transaction contemplated by a Company Acquisition Proposal (and in any event not later than two (2) Business Days after delivery to the Company of notice of demand for payment); any payment required to be made pursuant to clause (ii) of Section 7.02(a) shall be made at the direction of Parent to any Person that is a U.S. person for U.S. federal income tax purposes, concurrently with, and as a condition to the effectiveness of, the termination of this Agreement by the Company pursuant to Section 7.01(c)(ii); any payment required to be made pursuant to clause (iii) of Section 7.02(a) shall be made at the direction of Parent to any Person that is a U.S. person for U.S.

federal income tax purposes, promptly following termination of this Agreement by Parent pursuant to Section 7.01(d)(ii) (and in any event not later than two (2) Business Days after delivery to the Company of notice of demand for payment), and such payment shall be made by wire transfer of immediately available funds to an account to be designated by Parent. Any payment required to be made pursuant to Section 7.02(b) shall be made to the Company promptly following termination of this Agreement (and in any event not later than two (2) Business Days after delivery to Parent of notice of demand for payment), and such payment shall be made by wire transfer of immediately available funds to an account to be designated by the Company.
                    (d) In the event that the Company shall fail to pay the Termination Fee or Parent Expenses, or Parent shall fail to pay the Parent Termination Fee, required pursuant to this Section 7.02 when due, such fee and/or expenses shall accrue interest for the period commencing on the date such fee or expenses, as the case may be, became past due, at a rate equal to the prime lending rate prevailing during such period as published in The Wall Street Journal calculated on a daily basis until the date of actual payment. In addition, if either party shall fail to pay such fee or expenses, as applicable, when due, such owing party shall also pay to the owed party all of the owed party’s costs and expenses (including reasonable attorneys’ fees), as applicable, in connection with efforts to collect such fee or expenses. Each of Parent and the Company acknowledges that the fees and the other provisions of this Section 7.02 are an integral part of the Merger and that, without these agreements, Parent, Merger Sub and the Company would not enter into this Agreement.
                    (e) In the event that this Agreement is terminated by Parent pursuant to Section 7.01(d)(i), then the Company shall promptly, but in no event later than two (2) Business Days after being notified of such by Parent, pay Parent all of the reasonable and documented out-of-pocket expenses incurred by Parent or Merger Sub, or any of their respective Affiliates in connection with this Agreement and the transactions contemplated by this Agreement up to a maximum amount of $7,500,000 (the “Parent Expenses”), by wire transfer of same day funds; provided, that the existence of circumstances which could require the Termination Fee to become subsequently payable by the Company pursuant to Section 7.02(a) shall not relieve the Company of its obligations to pay the Parent Expenses pursuant to this Section 7.02(d).
                    (f) Each of the parties hereto acknowledges that the agreements contained in this Section 7.02 are an integral part of the transactions contemplated by this Agreement and that neither the Termination Fee nor the Parent Termination Fee is a penalty, but rather is liquidated damages in a reasonable amount that will compensate Parent and Merger Sub or the Company, as the case may be, in the circumstances in which such Termination Fee is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision. Notwithstanding anything to the contrary in this Agreement, the Company’s right to receive payment of the Parent Termination Fee from Parent pursuant to this Section 7.02 or the guarantee thereof pursuant to the Limited Guarantee shall be the sole and exclusive, direct or indirect, remedy of the Company and its Subsidiaries against Parent, Merger Sub, the Equity Investor, the Contributing Stockholders, and any of their respective former, current or future general or limited partners, stockholders, managers, members, directors, officers, employees, agents, general or limited partners, managers, members, stockholders, Affiliates or assignee of any of the foregoing (each, a “Parent Affiliate”) for the loss suffered as a result of the failure of the Merger to be consummated, including in the event Parent or Merger Sub breaches its representations, warranties, covenants, agreements or obligations under this Agreement, and upon payment of the Parent Termination Fee, none of Parent, Merger Sub, the Equity Investor, any Contributing Stockholder or any Parent Affiliate shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby, including the Merger. Notwithstanding anything to the contrary herein, (i) in no event shall Parent be required to pay fees or damages payable pursuant to this Section 7.02 on more than one occasion, (ii) in no event shall Parent have to pay a Parent Termination Fee pursuant to more than one subsection of this Section 7.02 and (iii) in no event shall Parent and Merger Sub be subject to liability, under this Agreement in a circumstance not set forth in Section 7.02 or Section 6.04(b).
ARTICLE VIII
MISCELLANEOUS
     Section 8.01 No Survival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the occurrence of the Merger.
     Section 8.02 Expenses. Whether or not the Merger is consummated, all costs and expenses incurred in connection with the Merger, this Agreement and the transactions contemplated hereby shall be paid by the party incurring or required to incur such expenses, except (x) expenses incurred in connection with the printing, filing and mailing of the Proxy Statement (including applicable SEC filing fees) and all fees paid in respect of any Communications Act or other regulatory filing (but excluding under the HSR Act) shall be borne one-half by the Company and one-half by Parent and (y) as otherwise set forth in Section 2.02(g), Section 5.09, Section 5.14, Section 6.04(b), or Section 7.02(d).
     Section 8.03 Counterparts; Effectiveness. This Agreement may be executed in two or more consecutive counterparts (including by facsimile), each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more counterparts have been signed by each of the parties and delivered (by telecopy or otherwise) to the other parties.
     Section 8.04 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.
     Section 8.05 Jurisdiction; Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement to be performed by the

Company or any of its Subsidiaries were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that prior to the valid and effective termination of this Agreement in accordance with Article VII Parent and Merger Sub shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the U.S. Federal District Court has exclusive jurisdiction over a particular matter, any federal court within the State of Delaware). The parties acknowledge and agree that neither the Company nor any of its Subsidiaries shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the terms and provisions of this Agreement and their sole and exclusive remedy with respect to any such breach shall be the monetary damages set forth in Section 7.02. In addition, each of the parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party hereto or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the U.S. Federal District Court has exclusive jurisdiction over a particular matter, any federal court within the State of Delaware). Each of the parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the aforesaid courts. Each of the parties hereto hereby irrevocably waives, and agrees not to assert as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve in accordance with this Section 8.05, (b) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by the applicable Law, any claim that (i) the suit, action or proceeding in such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.
     Section 8.06 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHTS TO TRIAL BY JURY IN ANY LEGAL PROCEEDING BETWEEN THE PARTIES HERETO ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.
     Section 8.07 Notices. Any notice required to be given hereunder shall be sufficient if in writing, and sent by facsimile transmission with confirmation (provided that any notice received by facsimile transmission or otherwise at the addressee’s location on any Business Day after 5:00 p.m. (addressee’s local time) shall be deemed to have been received at 9:00 a.m. (addressee’s local time) on the next Business Day), by reliable overnight delivery service (with proof of service), hand delivery or certified or registered mail (return receipt requested and first-class postage prepaid), addressed as follows:

(a) if to Parent or Merger Sub, to:
Cloud Acquisition Corporation
c/o 3535 Piedmont Road
Building 14, 14th Floor
Atlanta, Georgia 30305
Telecopy:     (404) 443-0742
Attention:     Lewis W. Dickey, Jr.
with a copy to:
Jones Day
1420 Peachtree Street, N.E.
Atlanta, Georgia 30309
Telecopy:     (404) 581-8330
Attention:     John E. Zamer, Esq.
                       William B. Rowland, Esq.
with a copy to:
Debevoise & Plimpton LLP
919 Third Avenue
New York, NY 10022
Telecopy: (212) 909-6836
Attention:     Franci J. Blassberg, Esq.
                       Stephen R. Hertz, Esq.
if to the Company, to:
Cumulus Media Inc.
3535 Piedmont Road
Building 14, 14th Floor
Atlanta, Georgia 30305
Telecopy:     (404) 260-6877
Attention:     Richard S. Denning, Esq.
with a copy to:
Sutherland Asbill & Brennan LLP
999 Peachtree Street, N.E.
Atlanta, Georgia 30309
Telecopy:     (404) 853-8806
Attention:     Mark D. Kaufman, Esq.
                       Edward W. Kallal, Jr., Esq.
or to such other address as any party shall specify by written notice so given, and such notice shall be deemed to have been delivered as of the date so telecommunicated and confirmed,

personally delivered or mailed. Any party to this Agreement may notify any other party of any changes to the address or any of the other details specified in this paragraph; provided, however, that such notification shall only be effective on the date specified in such notice or five (5) Business Days after the notice is given, whichever is later. Rejection or other refusal to accept or the inability to deliver because of changed address or facsimile of which no notice was given shall be deemed to be receipt of the notice as of the date of such rejection, refusal or inability to deliver.
     Section 8.08 Assignment; Binding Effect. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of Law or otherwise) without the prior written consent of the other parties, except that Parent and Merger Sub may assign, in its sole discretion, any of or all of its rights, interest and obligations under this Agreement to Parent or any of its Affiliates, but no such assignment shall relieve the assigning party of its obligations hereunder. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. Parent shall cause Merger Sub, and any assignee thereof, to perform its obligations under this Agreement and shall be responsible for any failure of Merger Sub or such assignee to comply with any representation, warranty, covenant or other provision of this Agreement.
     Section 8.09 Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only as broad as is enforceable.
     Section 8.10 Entire Agreement. This Agreement (including the exhibits and letters hereto), the Limited Guarantee, the Cooperation Agreement and the Confidentiality Agreement (as modified by Section 5.10 of this Agreement) constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof and thereof.
     Section 8.11 Rights of Third Parties. Except for the provisions of Section 5.08 (of which the officers and directors of the Company and others referred to therein are third-party beneficiaries), and, from and after the Effective Time, Article II, nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the parties hereto, any right or remedies under or by reason of this Agreement.
     Section 8.12 Amendments; Waivers. At any time prior to the Effective Time, whether before or after the Merger Approval, any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Company, Parent and Merger Sub, or in the case of a waiver, by the party against whom the waiver is to be effective; provided, however, that after receipt of Merger Approval, if any such amendment or waiver shall by applicable Law or in accordance with the rules and regulations of NASDAQ require further approval of the stockholders of the Company, the effectiveness of such amendment or waiver shall be subject to the approval of the stockholders of the Company. Notwithstanding the foregoing, no failure or delay by the Company or Parent in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.
     Section 8.13 Headings. Headings of the Articles and Sections of this Agreement are for convenience of the parties only and shall be given no substantive or interpretive effect whatsoever. The table of contents to this Agreement is for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.
     Section 8.14 Interpretation. When a reference is made in this Agreement to an Article or Section, such reference shall be to an Article or Section of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” shall be deemed to mean “and/or.” All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant thereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. Each of the parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement.
     Section 8.15 No Recourse. This Agreement may only be enforced against, and any claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement may only be made against the entities that are expressly identified as parties hereto, and no past, present or future Affiliate, director, officer, employee, incorporator, member, manager, partner, stockholder, agent, attorney or representative of any party hereto shall have any liability for any obligations or liabilities of the parties to this Agreement or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby.
     Section 8.16 Certain Definitions. For purposes of this Agreement, the following terms will have the following meanings when used herein:
                    (a) “Acceptable Confidentiality Agreement” means a confidentiality agreement that contains customary limitations on the use and disclosure of non-public information concerning the Company; provided that such confidentiality agreement shall not prohibit compliance with Sections 5.02(d)(i) and (ii); provided further that if the

Company enters into a confidentiality agreement without a standstill provision or with a standstill provision less favorable to the Company, it will waive or similarly modify the standstill provision in the Confidentiality Agreement.
                    (b) “Additional Consideration Date” shall mean the date twelve (12) months after the date of this Agreement.
                    (c) “Additional Per Share Consideration” shall mean, if the Effective Time shall occur after the Additional Consideration Date, an amount per share, rounded to the nearest penny, equal to the pro rata portion, based upon the number of days elapsed since the Additional Consideration Date, of $11.75 multiplied by 7.5% per annum, compounded quarterly.
                    (d) “Affiliates” shall mean, as to any person, any other person which, directly or indirectly, controls, or is controlled by, or is under common control with, such person. As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise.
                    (e) “Business Day” shall mean any day other than a Saturday, Sunday or a day on which the banks in New York, New York are authorized by Law or executive order to be closed.
                    (f) “Commission Authorizations” shall mean any and all licenses, permits, approvals, construction permits, and other authorizations issued or granted by the FCC to the Company or any of its Subsidiaries including any and all auxiliary and/or supportive transmitting and/or receiving facilities, boosters, and repeaters, together with any and all renewals, extensions, or modifications thereof and additions thereto between the date of this Agreement and the Effective Time.
                    (g) “Company Acquisition Proposal” means any inquiry, proposal or offer from any Person or group of Persons other than Parent, Merger Sub or their respective Affiliates relating to any direct or indirect acquisition or purchase of a business that constitutes 20% or more of the net revenues, net income or assets of the Company and its Subsidiaries, taken as a whole, or 20% or more of any class or series of Company Securities, any tender offer or exchange offer that if consummated would result in any Person or group of Persons beneficially owning 20% or more of any class or series of capital stock of the Company, or any merger, reorganization, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company (or any Subsidiary or Subsidiaries of the Company whose business constitutes 20% or more of the net revenues, net income or assets of the Company and its Subsidiaries, taken as a whole).
                     (h) “Company Benefit Plan” shall mean any employee or director benefit plan, arrangement or agreement, including any such plan that is an employee welfare benefit plan within the meaning of Section 3(1) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), an employee pension benefit plan within the meaning of Section 3(2) of ERISA (whether or not such plan is subject to ERISA) or a bonus, incentive, deferred compensation, vacation, stock purchase, stock option, severance, employment, change of control or fringe benefit plan, program or agreement that is sponsored or maintained by the Company or any of its Subsidiaries to or for the benefit of the current or former employees, independent contractors or directors of the Company and its Subsidiaries.
                    (i) “Company Common Stock” means the Company Class A Common Stock, Company Class B Common Stock and Company Class C Common Stock, collectively.
                    (j) “Company Stations” means all of the radio broadcast stations currently owned and operated by the Company and its Subsidiaries, including full power radio broadcast stations, FM broadcast translator stations and FM broadcast booster stations.
                    (k) “Company Stock Option” means each outstanding option to acquire shares of Company Common Stock.
                    (l) “Company Stock Plans” means collectively the Amended and Restated 2004 Equity Incentive Plan, the 2002 Stock Incentive Plan, the 2000 Stock Incentive Plan, the 1999 Stock Incentive Plan, the 1999 Executive Stock Incentive Plan, the 1998 Stock Incentive Plan, the 1998 Executive Stock Incentive Plan and the 1998 Employee Stock Purchase Plan.
                    (m) “Confidentiality Agreement” means the confidentiality agreement, dated as of July 23, 2007, by and between the Company and Lewis W. Dickey, Jr., as the same may be amended or modified from time to time.
                    (n) “Contracts” means any contracts, agreements, licenses (or sublicenses), notes, bonds, mortgages, indentures, commitments, leases (or subleases) or other instruments or obligations, whether written or oral.
                    (o) “Contributing Stockholders” means , individually or collectively, Lewis W. Dickey, Jr., John W. Dickey, David W. Dickey, Michael W. Dickey and Lewis W. Dickey, Sr., and any other Person who negotiates and enters into an Equity Rollover Commitment within the five (5) Business Day period immediately preceding the Effective Time to contribute Shares to Parent pursuant to the Equity Rollover Commitment.
                    (p) “Cooperation Agreement” means the Cooperation Agreement, dated as of even date herewith, between the Company and Lewis W. Dickey, Jr.
                    (q) “Deferred Shares” means Shares awarded as Deferred Shares as defined in, and pursuant to, Company Stock Plans.

                    (r) “Divestiture” of any asset shall mean any sale, transfer, separate holding, divestiture or other disposition, or any prohibition of, or any limitation on, the acquisition, ownership, operation, effective control or exercise of full rights of ownership, of such asset.
                    (s) “Environmental Laws” means any Law (including common law), Governmental Authorization or agreement with any Governmental Entity or third party relating to (i) the protection of the environment or human health and safety (including air, surface water, ground water, drinking water supply, and surface or subsurface land or structures), (ii) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, management, release or disposal of, any Hazardous Material or (iii) noise or odor.
                    (t) “Excluded Party means any Person from whom the Company has received a Company Acquisition Proposal at any time after the date hereof and prior to the No-Shop Period Start Date.
                    (u) “FCC Media Ownership Rules shall mean the FCC’s media ownership rules set forth at 47 C.F.R. Section 73.3555, and the notes thereto, as in effect on the date of this Agreement.
                    (v) “Final Judgment” shall mean the final judgment and order of permanent injunction against the Company of the United States District Court for the Northern District of Illinois Eastern Division, executed on December 9, 2003 by the SEC, as the last party to sign such judgment and order.
                    (w) “Final Order” means, with respect to the Initial Order, no action, request for stay, petition for rehearing or reconsideration, appeal, or review by the FCC on its own motion, is pending and as to which the time for filing or initiation of any such request, petition, appeal or review has expired.
                    (x) “FTC” shall mean the Federal Trade Commission.
                    (y) “Governing Documents” means, with respect to any particular entity, (a) if a corporation, the articles or certificate of incorporation and the bylaws; (b) if a general partnership, the partnership agreement and any statement of partnership; (c) if a limited partnership, the limited partnership agreement and the certificate of limited partnership; (d) if a limited liability company, the certificate of formation and operating agreement; (e) if another type of Person, any other charter or similar document adopted or filed in connection with the creation, formation or organization of the Person; and (f) any amendment or supplement to any of the foregoing.
                    (z) “Governmental Authorization” means all licenses (including Commission Authorizations), permits (including construction permits), certificates, waivers, amendments, consents, exemptions, variances, expirations and terminations of any waiting period requirements (including pursuant to the HSR Act), other actions by, and notices, filings, registrations, qualifications, declarations and designations with, and other authorizations and approvals and issued by or obtained from a Governmental Entity or pursuant to any Law, excluding authorization, approvals, or filings related to service marks, trademarks, patents or copyrights.
                    (aa) “Governmental Entity” means any domestic, foreign, federal, territorial, state or local government authority, quasi-governmental authority, instrumentality, court, government or self-regulatory organization, commission, tribunal or organization, or any regulatory, administrative or other agency or any political or other subdivision, department or branch of any of the foregoing with competent jurisdiction.
                    (bb) “Hazardous Material” means and includes any and all pollutants, contaminants, hazardous substances or materials (as defined in any of the Environmental Laws), hazardous wastes, toxic pollutants, toxic substances (as defined in any of the Environmental Laws), deleterious substances, caustics, radioactive substances or materials, and any and all other sources of pollution or contamination, or terms of similar import, that are identified, listed either individually or as part of a category or subcategory or regulated under any Environmental Law as any such Environmental Law existed prior to or as of the Closing Date (i.e., without regard to any amendment, modification or interpretation after the Closing Date in a manner increasing liabilities or obligations with respect to any such substance), and including crude oil or any fraction thereof, petroleum and its derivatives and by-products, natural or synthetic gas, any other hydrocarbons, heavy metals, asbestos, mold, lead, lead-based paint, nuclear fuel and polychlorinated biphenyls.
                    (cc) “Interim Investors Agreement” shall mean the Interim Investors Agreement dated as of July 23, 2007 by and between Cloud Holding Company LLC, Cloud Acquisition Corporation, MLGPE Fund US Alternative, L.P., Lewis Dickey, Jr., John Dickey, David Dickey, Michael Dickey and Lewis Dickey, Sr.
                    (dd) “Initial Order” shall mean any action by the FCC (including action duly taken by the FCC’s staff pursuant to delegated authority) granting its consent to the transfer of control or assignment to Merger Sub or Parent (or any affiliate of Merger Sub or Parent) of the Commission Authorizations as proposed in the FCC Application.
                    (ee) “Knowledge” means (i) with respect to Parent, the actual knowledge after due inquiry of the individuals listed in Section 8.16(ee)(i) of the Parent Disclosure Letter and (ii) with respect to the Company, the actual knowledge after due inquiry of the individuals listed in Section 8.16(ee)(ii) of the Company Disclosure Letter.
                    (ff) “Lien” means any charge, claim, condition, equitable interest, lien, option, pledge, security interest, mortgage, deed of trust, right of way, easement, encroachment, servitude, defect in title, right of first option, right of first refusal or similar restriction, including any restriction on use, voting (in the case of any security or equity interest), transfer, receipt of income or exercise of any other attribute of ownership.
                    (gg) “Order” means any orders, judgments, injunctions, awards, decrees, writs or other legally enforceable requirement handed down, adopted or imposed by, including any consent decree, settlement agreement or similar written agreement with, any Governmental Entity.
                    (hh) “Parent Material Adverse Effect” means any fact, circumstance, event, change effect or occurrence that, individually or in the aggregate, prevents or materially delays or materially impairs the ability of Parent and Merger Sub to consummate the Merger on a timely basis, or would reasonably be expected to do so.
                    (ii) “person” or “Person” shall mean an individual, a corporation, a partnership, a limited liability company, an association, a trust or any other entity, group (as such term is used in Section 13 of the Exchange Act) or organization, including a Governmental Entity, and any permitted successors and assigns of such person.
                    (jj) “Permitted Lien” shall mean (i) Liens in respect of any liabilities and obligations reflected in the financial statements of the Company and its Subsidiaries included in the Company SEC Documents, (ii) with respect to the owned real property and leased real property of the Company and its Subsidiaries, (A) easements, covenants, encroachments and other minor imperfections of title and (B) zoning and building restrictions, none of which materially impairs the uses of such property as currently used by the Company of any of its Subsidiaries or materially detracts from the value thereof as currently used, (iii) Liens for current Taxes not yet due and payable or being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP on the Company’s financial statements, (iv) mechanics’, carriers’, workmen’s, repairmen’s or other like Liens that arise or are incurred in the ordinary course of business; and (iv) other customary Liens levied, assessed or imposed against, or in any manner affecting, the property of the Company and it Subsidiaries that, individually or in the aggregate, do not materially detract from the value of or impair the use or operation of such property, in each case for their current use.
                    (kk) “Real Property” means all land, buildings, improvements, fixtures and other real property owned by the Company and its Subsidiaries, and all leaseholds and other interest of the Company or its Subsidiaries in real property and the buildings and improvements thereon, including, without limitation, easements, variances, air rights, and the like, and all security deposits with respect to the foregoing.
                    (ll) “Rollover Share” shall mean each Share owned by an employee of the Company that is expressly designated as a Rollover Share in an Equity Rollover Commitment.
                    (mm) “Subsidiaries” of any party shall mean any corporation, partnership, association, trust or other form of legal entity of which (i) more than 50% of the outstanding voting securities (or other voting interests or, if there are no voting interests, equity interests) are directly or indirectly owned by such party, or (ii) such party or any Subsidiary of such party is a general partner (excluding partnerships in which such party or any Subsidiary of such party does not have a majority of the voting interests in such partnership). For the avoidance of doubt, Cumulus Media Partners, LLC and its subsidiaries shall not be deemed to be a Subsidiary of the Company, except for purposes of Sections 3.07(c), (d) and (e), 3.09, 8.16(f), and 8.16(j), for which purposes such Persons shall be deemed Subsidiaries of the Company).
                    (nn) “Superior Proposal” means a Company Acquisition Proposal, which the board of directors of the Company in good faith determines would, if consummated, result in a transaction that is more favorable from a financial point of view to stockholders of the Company (in their capacities as stockholders) than the transactions contemplated hereby (x) after consultation with its financial advisor and outside counsel, (y) after taking into account the likelihood of consummation of such transaction on the terms set forth therein (as compared to the terms herein), and (z) after taking into account all legal, financial, regulatory or other aspects of such proposal that the board of directors of the Company (acting through the Special Committee) deems relevant; provided, that for the purposes of the definition of “Superior Proposal,” the references to “20% or more” in the definition of Company Acquisition Proposal shall be deemed to be references to “50% or more;” and provided further that such Company Acquisition Proposal does not prohibit compliance with Sections 5.02(d)(i) and (ii).
                    (oo) “Tax” or “Taxes” means any and all federal, state, local or foreign or provincial taxes, imposts, levies or other assessments, including all net income, gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, property and estimated taxes, customs duties, fees, assessments and charges of any kind whatsoever, including any and all interest, penalties, fines, additions to tax or additional amounts imposed by any Governmental Entity in connection with respect thereto.
                    (pp) “Tax Return” means any return, report or similar filing (including any attached schedules, supplements and additional or supporting material) filed or required to be filed with respect to Taxes, including any information return, claim for refund, amended return or declaration of estimated Taxes (and including any amendments with respect thereto).

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

CLOUD ACQUISITION CORPORATION
By:	/s/ Lewis W. Dickey, Jr.
Name:
Title:

CLOUD MERGER CORPORATION
By:	/s/ Lewis W. Dickey, Jr.
Name:
Title:

CUMULUS MEDIA INC.
By:	/s/ Richard Denning
Name:
Title: